Brookfield

Brookfield Asset Management Inc.

Q2 2018 INTERIM REPORT

Interim Report Q2 2018

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2018	2017	2018	2017
TOTAL (MILLIONS)
Revenues	$13,276	$9,444	$25,907	$15,445
Net income	1,664	958	3,519	1,476
Funds from operations[1]	790	1,026	1,960	1,700
PER SHARE
Net income	$0.62	$0.19	$1.43	$0.12
Funds from operations	0.77	1.01	1.93	1.67
Dividends[2]
Cash	0.15	0.14	0.30	0.28
Special	—	0.11	—	0.11

AS AT JUN. 30, 2018 AND DEC. 31, 2017			2018	2017
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$287,025	$283,141
Consolidated results
Balance sheet assets			199,168	192,720
Equity			79,170	79,872
Common equity			24,381	24,052
Diluted number of common shares outstanding			1,004	1,006
Market trading price per share – NYSE			40.54	43.54
Throughout our interim report, we use the following icons:

ASSET MANAGEMENT	REAL ESTATE	RENEWABLE POWER	INFRASTRUCTURE	PRIVATE EQUITY	RESIDENTIAL DEVELOPMENT	CORPORATE ACTIVITIES

1.	See definition in Glossary of Terms beginning on page 55

2.	See Corporate Dividends on page 25

Overview
We are a leading alternative asset manager, focused on investing in long-life, high-quality assets spanning over 30 countries globally. Our investments include one of the largest real estate portfolios in the world, an industry-leading infrastructure business, one of the largest pure-play renewable power businesses and a rapidly expanding private equity business. These businesses are each important components of the backbone of the global economy, supporting the endeavors of individuals, corporations and governments worldwide.
We offer a broad range of products to our investors through our private funds and listed issuers. We aim to provide consistent, strong returns for our investors, which include sovereign wealth plans, pensions, institutional and individual investors. Brookfield is typically the largest investor in our funds, ensuring alignment of interests with our investors.
Our primary objective is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value per share, with a goal to generate 12% to 15% total compound returns over the longer term. These returns are generated by our asset management1 business and the capital appreciation and distributions from our invested capital1.

OUR CONTRIBUTION

Our business provides critical infrastructure and services used by millions of people; we manage investment strategies that underpin the financial welfare of pension plans, insurance companies and individuals, and we impact the lives of tens of thousands of employees, their families and the communities in which they live and in which we operate

The business is organized into the following principal areas:

ASSET MANAGEMENT

We provide a wide range of investment products, primarily focused on real estate, renewable power, infrastructure and private equity

REAL ESTATE

Office, retail, industrial, multifamily, hospitality and other properties

RENEWABLE POWER

Hydroelectric, wind, solar and other power generating facilities

INFRASTRUCTURE

Utilities, transport, energy, data infrastructure and agricultural assets

PRIVATE EQUITY

Construction and business services, energy and industrial operations

“Brookfield,” the “company,” we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed issuers” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business

1.	See definition in Glossary of Terms beginning on page 55

2.	Excludes residential development and corporate activities which are distinct business segments for IFRS reporting purposes

Q2 2018 INTERIM REPORT 2

Letter to Shareholders
OVERVIEW
FFO and total net income generated from operations were both strong. Results look like they will continue to be good for the remainder of 2018 and continued monetization of assets should lead to both gains in income and greater build-up of carried interest during the year.
In the last few months we have advanced or completed a number of large transactions – including the acquisition of the balance of GGP for $15 billion, a large mid-stream natural gas gathering system in western Canada for $3.3 billion, the closing of the acquisition of Westinghouse Electric Company for a total purchase price of $4 billion, the commitment to acquire Forest City Realty Trust and Enercare for $6.8 billion and $2.5 billion, respectively, and the acquisition of a number of solar and wind facilities in Spain for $1.2 billion.
Fundraising also continues to be strong; we have now closed on $11 billion of commitments for our flagship real estate fund, and we expect to have a first close of our flagship private equity fund later this year. And, with recent activity, we expect to start marketing our next flagship infrastructure fund prior to year end. Despite all our activity, we currently have record levels of liquidity across our entire business.
MARKET ENVIRONMENT
Most of the economies in which we participate continue to be favorable or are strengthening, contributing to strong performance across our businesses. Global equity markets have stabilized compared to the volatility seen earlier this year, on the back of strong corporate earnings and consistent growth in the overall economy.
Institutional investors continue to allocate increasing proportions of their funds to real assets, and we see strong growth in assets under management as a result. This has supported solid valuations for stabilized assets. In this environment we continue to harvest capital, recycling proceeds from assets where we have completed our value creation initiatives. Notwithstanding strong valuations in certain segments, our scale, geographic reach and operational focus ensures that we are able to source and execute acquisitions, allowing us to continually rotate our capital to earn attractive returns. Our growth is also supported by favorable global lending conditions. Bank liquidity is very strong and the capital markets remain open, with credit spreads having stabilized following volatility earlier in the year. This environment has enabled us to finance assets at low, long-term fixed rates.
We are still in a period of historically low global interest rates, despite the narrative of a “rising interest rate environment and increasing inflation.“ Owning real assets means that we are primarily focused on longer term rates which have remained low, particularly outside the U.S. Specifically, the 2, 10 and 30-year Japanese bonds are essentially zero. Similarly, the 2, 10 and 30-year German bonds are trading at -0.59%, 0.41% and 1.1%, respectively. The 10‑year U.K. bond is at 1.33% and the 10-year Canadian bond is at 2.37%. In each of these economies, low interest rates are expected to persist for the foreseeable future. Not only do these rates keep borrowing costs low in these regions, but in today’s global capital markets with investors seeking yield, they also keep U.S. rates lower.
Growth in the U.S. continues to be strong and interest rates are increasing faster than any other country, yet the 10-year bond continues to trade below 3%. We believe the outlook continues to reflect steady, modest rate rises and we expect the 10-year bond to level out in the range of 3.5% by the end of 2019. The slope of the yield curve continues to flatten, with the spread between 2 and 10-year U.S. treasuries at 30 basis points, implying very limited expectations of interest rate increases. With 50% of our assets in the U.S., we are well positioned to benefit in this environment.
In this regard, our revenues for real assets typically outpace incremental interest costs in an inflationary period – either because of contractual rights, or our ability to either make operational improvements or expand the operation. Second, our debt is locked in at long-term fixed rates, so for the most part we have “hedged” the

3 BROOKFIELD ASSET MANAGEMENT

cost side of the equation. Our leverage is at conservative levels, so we therefore have little refinancing risk. Third, the increase in revenue should more than offset adjustments to discount rates in our asset valuations. We may experience a temporary lag where the increase in discount rate exceeds revenue growth, but this should be limited to the very short term, if at all.
As further interest rate increases are expected to be modest, we expect our invested capital to continue compounding at an annual rate of 12% to 15%. We also expect institutional investors to continue shifting capital into real assets, which provide less volatility and more diversification compared to traditional equities, and higher yields compared to fixed income.
PERFORMANCE IN THE QUARTER
Our total assets under management now exceeds $285 billion as our asset management activities continue to expand at a rapid pace, resulting in very substantial and growing free cash flow.

AS AT AND FOR THE TWELVE MONTHS ENDED JUNE 30 (MILLIONS)	2014	2015	2016	2017	2018	CAGR
Total assets under management	$191,803	$217,948	$243,479	$257,538	$287,025	11%
Fee bearing capital	81,233	93,955	108,312	117,254	129,302	12%
Annual run rate of fees plus target carry	1,119	1,430	1,950	2,150	2,590	23%
Fee related earnings (last twelve months)	341	436	639	732	1,084	34%
Fee related earnings for the last twelve-month period increased by 48% to $1.1 billion. This was supported by 10% growth in fee bearing capital, which reached nearly $130 billion at quarter end. We raised another $600 million for our core real estate open-end strategy and our real estate mezzanine lending open-end strategy, as well as $2 billion in our public securities business, which now has fee bearing capital of over $16 billion. Our flagship funds also continue to progress well, including our latest flagship real estate fund, which has closed $11 billion of commitments to date.
The continued growth of our asset management business and fee bearing capital provides us with cash flows that are: diverse, covering our different fund strategies and publicly listed partnerships; sticky, as the capital is invested across durations ranging from our private funds of 10+ years to our permanent capital vehicles; and fast growing, as we increase our fee bearing capital at a considerable rate. Over the last five years, fee related earnings have grown at a compound growth rate of 34% and we believe we can grow and achieve a rate of more than 20% over the next five years.
Unrealized carried interest was $2.5 billion at quarter end, and we expect to recognize about half of this in the next few years. Our current carry eligible capital of $47 billion means that our target carried interest, net of costs, is now $800 million annually based on target returns. There will be a timing lag between when this carried interest is generated and when it is realized, as we wait for claw back provisions to be met before recording it as income in our financial statements. We will continue to report our progress against this target in our supplemental information.
The total equity across Brookfield is approximately $80 billion and the equity market capitalization for BAM common shares is currently approximately $40 billion. The $40 billion can be broken into two components: our net tangible invested capital, and our asset management business.
Taking IFRS values for our non-listed assets and real estate business and using stock market prices for our other listed investments, the total tangible invested capital was $40 billion at the end of the second quarter. After deducting $10 billion of long-term debt and perpetual shares, net invested capital was $30 billion.
This scenario implies that $10 billion is being attributed to our asset management business. In our view, this represents an extremely low value, based on the underlying financial metrics and the way most investors value similar businesses. For example, this value represents 10 times our current estimate of annualized fee related net

Q2 2018 INTERIM REPORT 4

earnings (approximately $1 billion), with no value attributed to the gross carried interest of $8 billion that we stand to earn over the next 10 years if we achieve target returns. This is also based only on funds raised to date, with nothing attributed to our ability to grow our franchise.
Stated differently, if our shares reflected a 20 times multiple for fee related earnings and a 10 times multiple for net annualized carry on existing funds, this would add $18 billion of value, or $18 per share. This is close to a 50% increase over current stock market price. And this, still has no value attributed to the growth in our future franchise, including larger and new funds.
THE MIRACLES OF COMPOUNDING
One of the great miracles of modern finance is the compounding of returns. This is, of course, easy to understand when dealing with interest based returns, but harder when looking at businesses. The miracle, though, works exceptionally well with a business that compounds at returns greater than 10% – and exponentially when it compounds at greater than 15%. As shown in the chart below, compounding at high returns over a long period means that the size of capital earned can be very substantial. The trick is to not lose confidence on the way – and, of course, pick good businesses.
We would note two other important points. The first is that a loss of capital part way through a compounding period can be very detrimental to returns. The second – which can be even more detrimental – is dilution to shareholders through share issuance. A company that issues shares must do so at the right time, and for equivalent value. If not, it can be very damaging to returns. Many of you will know companies that had to issue a large number of shares during the financial crisis of 2008/2009. While market capitalizations of many of the businesses have recovered, the dilution from the share issuance has all but destroyed the per share value. While companies in these circumstances can recover, their share prices seldom do.
In looking at our table below, you will notice the strong overall returns earned over the years. One line worth focusing on is the increase in shares outstanding, which has been steady for close to 20 years. While many factors have contributed to the success of our compound results, the lack of having to issue shares, and in particular not having to do so at inopportune times, has been critical to the long-term compound returns. You will note that all the other statistics compounded at about 15% to 20% over the last 20 years, but our share count has grown at less than 1%. This has been one of the main reasons for this success.

PER SHARE	1999	2003	2007	2010	2014	2018[1]	Compound % Growth
Book value[2]	$2.98	$3.46	$7.76	$14.73	$20.50	$24.29	12%
Market price	2.67	6.03	23.78	22.19	33.42	40.54	16%
Market price plus dividends[3]	2.67	7.01	29.31	29.78	50.22	65.61	19%
FFO[2,4]	0.26	0.63	2.07	1.58	2.11	4.01	16%

TOTAL (MILLIONS)
Assets under management	$14,010	$23,473	$94,340	$121,558	$203,840	$287,025	18%
Balance sheet assets	14,010	16,315	55,597	78,131	129,480	199,168	15%
Total book equity	3,613	6,401	11,770	29,192	53,247	79,170	18%
Fees and annualized carry	—	115	335	545	1,204	2,590	24%
FFO for common shareholders[4]	267	624	1,907	1,463	2,160	4,070	16%
Shares outstanding (# millions)[2]	905	921	917	924	983	1,004	1%

1.	As at June 30, 2018

2.	Adjusted to reflect three-for-two stock splits effective June 1, 2004, April 27, 2006, June 1, 2007 and May 12, 2015

3.	Assumes cash and share dividends were reinvested. Adjusted for stock splits.

4.	Represents last twelve months
The miracle of compounding not only works with returns, but with an overall business. The consistency of our approach to business and the way we deal with our people accrues to the long-term benefit of our franchise. Our business is therefore much stronger today than ever before. More investors and businesses are becoming

5 BROOKFIELD ASSET MANAGEMENT

familiar with Brookfield and what we can do with them, as well as our reputation for fair dealing and our transactional advantages of scale, global platform and operating capabilities. It is the compounding of all of these that enables our financial returns to grow in excess of the returns that might otherwise be achieved with the low-risk type of assets in which we invest.
Our core liquidity is at the highest level ever. In addition, with our annual free cash flow at BAM now over $2 billion and growing, with very few obligations to support, over time we intend to devote an increasing amount of our free cash flow to returning capital to shareholders. Our goal in the medium term is to shrink the shares outstanding to under what we had in 1999, while adding value to each remaining share as a result of acquiring the shares at substantially less than what we believe to be intrinsic value. This will not be accomplished overnight but will stand as a medium-term goal for us, of course all subject to capital market conditions and other opportunities to deploy capital that may become available from time to time.
THE SUN IS GETTING BRIGHTER
We are in the midst of a 50-year long, once in a many generation, transformation of the global power grid, from 100% fossil fuels to a good portion being renewables. We are still in the early stages, and this transformation will require very substantial capital investment over multiple decades. We estimate that replacing a meaningful part of the non-renewable capacity in our core markets with wind and solar will require over $10 trillion of investment.
This transformation is now escalating, as solar and wind power have moved from a formerly marginal resource requiring government support, to the lowest cost, easiest to build, provider of bulk power. This shift from new technology to established infrastructure has occurred at a rapid pace due to a combination of environmental regulation, subsidies, and more recently, cost declines which in the last five years have made some traditional forms of thermal generation obsolete, and therefore created widespread adoption of renewables.
Over $1 trillion of capital has been invested into renewables in the last five years, and over 1 million megawatts of new renewables have been added to the global power markets. This is equivalent to the entire U.S. electrical supply being replaced by renewables in the last five years. More importantly, despite this, renewables still account for less than 30% of global power supply, of which wind and solar account for less than 8%. Accordingly, even if the world maintains its current $200-$300 billion of annual investment into renewables, the level of penetration will remain modest for years. As a result, the opportunity to invest should be substantial for many decades.
In spite of the growth of the renewable power market, investing has been highly competitive. The numerous subsidies offered by governments, combined with low interest rates and sustainability initiatives have attracted all forms of investors. We therefore continue to be patient and strategic in building our business, but believe the prospects for growth are better than they have ever been. Furthermore, subsidies were never a sustainable way to build a power grid, but over the long term as they are eliminated, opportunities will favor those with operational expertise.
Over the last 20 years we have grown our operating capabilities, built a global business, and have been patient in deploying capital. Even so, over the last five years we have invested over $10 billion of capital into new opportunities globally, resulting in a portfolio of 8,000 megawatts of utility scale hydro, 6,000 megawatts of wind and solar facilities, and 3,000 megawatts of storage through our pumped hydro and battery facilities. In addition, we are one of the largest owners of distributed solar generation in the U.S. and are expanding this capability to key markets around the world.
From an operating perspective, we now have scale in North America, Latin America, Europe, China and India. This diversity of technology and geographic presence will help us rotate our capital across markets, looking for the best risk-adjusted investment opportunities. Moreover, our ability to operate plants, develop new projects and find customers should allow us to surface significant value from our existing portfolio over the long term.

Q2 2018 INTERIM REPORT 6

GGP
Last month, we received shareholder approval to combine the balance of GGP Inc. into Brookfield Property Partners (“BPY”). At closing, later in August, we will complete the last major initiative post the launch of BPY. These initiatives included the privatization of five listed companies, and with all of these now complete, we believe that we are in a strong position to focus our efforts on value enhancements in the business, and on the trading price of BPY. Given the scale of our business, our vast access to institutional capital, and BPY’s now large equity base, BPY has no need to issue additional equity for the foreseeable future. Furthermore, if we continue to trade at discounts to tangible value, we will use our resources to repurchase shares, adding further to its intrinsic value.
To complete the GGP transaction, we will issue approximately $6 billion of BPY shares and will pay GGP shareholders $9.2 billion of cash. This cash was borrowed on a five-year loan, but on closing approximately $4 billion will be repaid with asset sales in GGP, and with funds from one institutional investor who will own a portion of the overall retail business with us. The balance of $5 billion will be repaid with a combination of further sales of interests in other centers to investors, and refinancings. While a lot of effort, we have completed the largest part of this financing plan and the risk we took in launching the bid has now been mitigated.
We think that this transaction, 10 years from now, will prove to have been transformational to our real estate business. We are acquiring 125 incredible parcels of land in major cities in the U.S. Along with this land, which will be developed into many tens of thousands of multifamily apartments and condominiums, hotels, industrial warehouses, office properties, self-storage and other uses, we are acquiring a 123 million square foot, 94% leased retail business which generates EBITDA of $2.2 billion. Our plan is to redevelop this land into these other real estate uses, concentrate the retail business on the highest quality centers, and integrate our retail offering with an online presence. All the while, the core retail business should generate substantial free cash flow for investment into these other real estate businesses.
The current tone of investor sentiment is very negative on anything related to retail. It is exactly that which afforded us the opportunity to privatize GGP. We believe that, like all current day major news stories, some of the story is correct, but we think that much of it is overblown. As important, we believe we have a large margin of safety, since the assets we are acquiring have immense real estate opportunities beyond GGP’s traditional retail business. As a result, even if we to some extent are off with our retail projections, the real estate development opportunities should easily make up for that. The best case is that we are right on our projection for high-quality retail, we execute on our ability to integrate this retail offering with online sales, and we redevelop many of the tracts of land into multifamily apartments and other new uses. In this case, the deal could be extremely successful over the longer term.
LONG-TERM VALUE CREATION REQUIRES HARD WORK
We create shareholder value in a number of ways but often it requires contrarian thinking and hard work. Once in a while we get lucky, and our timing and execution is perfect. Other times we have to dig in and work hard to turn an investment around. An example of this is our investment in Natural Gas Pipeline Company of America LLC (“NGPL”).
We initially acquired a 27% position in NGPL through Brookfield Infrastructure Partners as part of a larger recapitalization transaction that we completed at the height of the global financial crisis in 2009. While many of the other investments acquired in this transaction performed exceptionally well following the financial crisis, this business faced a number of headwinds – including a regulatory review that reduced the rates it could charge to customers, and a natural gas market that had fundamentally shifted to a position of oversupply, adding further pressure to pricing. By 2014, revenue had declined substantially and with its debt ratings downgraded, NGPL was faced with a challenging environment to refinance its $2 billion of near-term debt maturities.
Despite its poor financial performance after we acquired our stake, and contrary to common opinion, we viewed NGPL as a high-quality asset strategically located and positioned to benefit from the changing dynamics of the North American natural gas market. We were confident that we could fix the issues. To this end, with a partner, we acquired 100% of NGPL and created a 50/50 joint venture with a multi-year strategy to unlock value.

7 BROOKFIELD ASSET MANAGEMENT

Together we recapitalized the business with $1 billion of new equity, then refinanced the company’s debt. We re‑aligned management with a plan that focused on generating value over the long term and established a simple governance framework that allowed for efficient decision making on key business matters. Lastly, we came up with an operational plan that included various capital projects that expanded capacity and reversed flow on several sections of the pipeline to facilitate new demand from customers to flow gas north to south.
The culmination of these efforts is that NGPL has turned around and cash flows have increased 20% in the last few years to almost $400 million. We also put in place longer duration capacity contracts to reduce our risk to volume fluctuations. This all led to a recapitalization plan last year that concluded with a successful $1.4 billion long-term bond issuance. With this issuance, NGPL’s debt rating increased nine notches (almost unprecedented), recently receiving an investment grade rating, and the annual interest costs declined by $130 million due to the lower rates and reduced leverage.
We also identified over $500 million of expansion projects backed by long-term contracts with high-quality customers. Some of these are already in service, or will be soon. All in all, we expect annual EBITDA of approximately $500 million within the next few years, which represents a 50% increase since we started our re‑work of the asset.
Bottom line: by doubling down on a good business and by putting our operational and financial skills to work, together with an aligned and high-quality partner, we turned around performance and set the foundation for a great future at NGPL. This success was due to a number of things, but most importantly to a lot of hard work.
CLOSING
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed.
The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

August 9, 2018

Q2 2018 INTERIM REPORT 8

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	33
Our Business	11	Infrastructure	36
Organizational Structure	12	Private Equity	38
PART 2 – REVIEW OF CONSOLIDATED		Residential Development	41
FINANCIAL RESULTS		Corporate Activities	43
Overview	13	PART 4 – CAPITALIZATION AND LIQUIDITY
Income Statement Analysis	13	Strategy	44
Balance Sheet Analysis	19	Capitalization	44
Foreign Currency Translation	22	Liquidity	48
Summary of Quarterly Results	23	Review of Consolidated Statements of Cash Flows	51
Corporate Dividends	25	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	26	Accounting Policies, Estimates and Judgments	52
Summary of Results by Operating Segment	27	Management Representations and Internal Controls	54
Asset Management	28	GLOSSARY OF TERMS	55
Real Estate	31
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

9 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.

Q2 2018 INTERIM REPORT 10

PART 1 – OUR BUSINESS AND STRATEGY
OUR BUSINESS
We are a leading global alternative asset manager1, focused on investing in long-life, high-quality assets across real estate, renewable power, infrastructure and private equity. We provide a wide variety of investment products to our investors including private funds1, listed issuers1 and public securities.1 Our interests are aligned with our investors because we invest large amounts of our own balance sheet capital in our funds - we are typically the largest investor in our private funds and the largest investor in each of our listed issuers.
We have built our business around assets and businesses that are resilient through market cycles and deliver robust returns. Our deep experience investing in, owning and operating real assets has enabled us to successfully underwrite acquisitions and to enhance returns through our expertise in operational improvements, financing strategies and execution of development projects.
Our financial returns are represented primarily by the combination of fees we earn as an asset manager as well as capital appreciation and distributions from our invested capital.1 Our primary performance measure is funds from operations1 (“FFO”), which we use to evaluate the operating performance of our segments.
In our asset management activities, we manage private funds, listed issuers and public securities portfolios for investors which we refer to as fee bearing capital.1 FFO from these activities consist of: (i) base1 and other recurring fees that we earn as manager less direct costs of doing so; (ii) incentive distributions1 and performance fees1 from our listed issuers; and (iii) realized carried interest1 from private funds. As a supplement to our performance measurement, we also provide a calculation of economic net income1 (“ENI”) which utilizes unrealized carried interest1 instead of realized carried interest. Unrealized carried interest represents the amount of carried interest1 generated based on investment performance to date and is therefore more indicative of earnings potential.
Our invested capital consists largely of investments in our listed issuers and other listed securities, which currently make up 85% of our invested capital. The remaining 15% is largely invested in our residential development business and our energy marketing activities. Our invested capital provides us with FFO and cash distributions, most of which is generated by the investments in our limited partner interests in our listed entities, which pay stable recurring distributions.
Our balance sheet also allows us to capitalize quickly on opportunities as they arise, backstop the transactions of our various businesses as necessary and fund the development of new activities by seeding new investment strategies that are not yet suitable for our investors. Finally, the amount of capital invested by us directly in our listed issuers, and through them into our private funds, creates alignment of interests with our investors.1
Refer to Part 2 and 3 of this MD&A for more information on our operations and performance.

OUR STRATEGY
As a leading global alternative asset manager, our business strategy is focused on the following:
•
Generate superior investment returns for our investors, utilizing our competitive advantages of large-scale capital, global reach and operating expertise
•
Offer a wide range of traditional and innovative products that meet our investors’ requirements
•
Provide exceptional client service
•
Utilize our balance sheet to accelerate growth in our asset management activities, align our interests with investors and generate additional returns

1.	See definition in Glossary of Terms beginning on page 55

11 BROOKFIELD ASSET MANAGEMENT

ORGANIZATIONAL STRUCTURE
We employ approximately 1,200 employees within our asset management business and a further 80,000 employees throughout the rest of our operations. We have organized our activities into five principal groups: real estate, renewable power, infrastructure, private equity and public securities.
Our asset management operations include the creation of and raising capital for new funds, managing existing funds, client relations, product development and overseeing the management of the assets and investments owned through our investment strategies. Our invested capital consists primarily of major ownership interests in our listed issuers, our residential development business and other directly held securities. Invested capital is funded in part by our corporate leverage which includes long-term debt and perpetual preferred shares.
Our investment products, or managed funds, include: our flagship listed issuers (BPY,1 BEP,1 BIP1 and BBU1); our private funds, including our flagship private funds along with a number of niche and open-end perpetual funds; and public securities strategies such as mutual funds and separately managed accounts.
Our operating assets encompass all of the assets owned by our funds as well as the various operating groups that we have established over decades to manage operating assets, such as our real estate and renewable power groups, as well as portfolio investments which have dedicated management teams that are overseen by us.

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield Asset Management Inc. (the "corporation")

Asset Management

- REAL ESTATE
- RENEWABLE POWER
- INFRASTRUCTURE
- PRIVATE EQUITY
- PUBLIC SECURITIES

Invested Capital

- INVESTED CAPITAL
- CORPORATE CAPITALIZATION

Managed Funds

Listed Issuers

- Brookfield Property Partners
- Brookfield Renewable Partners
- Brookfield Infrastructure Partners
- Brookfield Business Partners

Private Funds

Flagship

- BSREP
- BIF
- BCP
- BREF

Core and Credit

- Real Estate Finance
- Infrastructure Debt
- Core Real Estate

Public Securities

- Separately Managed Accounts
- Mutual Funds
- Closed-End Funds

Operating Assets

Real Estate

- Office
- Retail
- Industrial
- Multifamily
- Hospitality

Renewable Power

- Hydroelectric
- Wind
- Solar
- Storage

Infrastructure

- Utilities
- Transport
- Energy
- Data Infrastructure
- Sustainable Resources

Private Equity

- Construction Services
- Business Services
- Industrial
- Energy

Public Securities

- Real Estate Equities
- Infrastructure Equities
- Energy Infrastructure Equities
- Real Asset Debt Securities

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 12

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS.
OVERVIEW
Net income increased to $1.7 billion in the current period, with $680 million attributable to common shareholders ($0.62 per share) and $984 million attributable to non-controlling interests.
Our results have been impacted year over year by acquisitions and dispositions as well as organic growth across a number of our businesses. Acquisitions and dispositions are discussed in more detail on pages 15 and 16.
The $706 million increase in consolidated net income and the $455 million increase in net income attributable to common shareholders are primarily attributable to:

•	recently acquired businesses and organic growth measures mentioned above; and

•	fair value gains relating to transaction activity in the current quarter and mark-to-market increases on certain financial contracts; partially offset by

•	the absence of income from assets sold, higher taxes and increases in interest expense.
Net income attributable to non-controlling interests increased by $251 million due to contributions from recently acquired partially owned businesses, transaction-related gains and fair value appraisal gains on partially-owned real estate investment properties.
Our balance sheet was also impacted by acquisition and divestment activity since the beginning of the year. We acquired $12.6 billion of assets through business combinations, including acquisitions within our U.K. student housing portfolio, a portfolio of 105 extended-stay hotels across the U.S., a portfolio of wind and solar assets located primarily in Spain and Portugal, a Colombian natural gas distribution and commercialization business and a manufacturer of returnable plastic containers. We also sold $3.5 billion of assets during the first six months of 2018, most notably our Chilean electricity transmission business.
INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	Change	2018	2017	Change
Revenues	$13,276	$9,444	$3,832	$25,907	$15,445	$10,462
Direct costs	(10,781)	(7,332)	(3,449)	(20,872)	(11,719)	(9,153)
Other income and gains	95	—	95	437	265	172
Equity accounted income	342	250	92	630	585	45
Expenses
Interest	(1,066)	(865)	(201)	(2,103)	(1,708)	(395)
Corporate costs	(24)	(20)	(4)	(51)	(45)	(6)
Fair value changes	833	213	620	1,405	9	1,396
Depreciation and amortization	(672)	(613)	(59)	(1,342)	(1,112)	(230)
Income taxes	(339)	(119)	(220)	(492)	(244)	(248)
Net income	1,664	958	706	3,519	1,476	2,043
Non-controlling interests	(984)	(733)	(251)	(1,982)	(1,288)	(694)
Net income attributable to shareholders	$680	$225	$455	$1,537	$188	$1,349
Net income per share	$0.62	$0.19	$0.43	$1.43	$0.12	$1.31

13 BROOKFIELD ASSET MANAGEMENT

Three months ended June 30
Revenues increased to $13.3 billion, an increase of $3.8 billion compared to the second quarter of 2017 primarily due to:

•	$4.0 billion of additional revenues earned from acquisitions completed since the prior year quarter, with significant contributions from:

◦
a road fuel distribution business in our Private Equity segment acquired in May 2017 with significant revenues but a minimal impact on gross margin because revenues include significant flow through duty amounts that are entirely passed through to customers as costs but are required to be presented on a gross basis under IFRS; and

◦	numerous acquisitions across each of our listed partnerships;

•	organic growth from existing operations, including improved performance at our graphite electrode manufacturing and North American residential businesses; partially offset by

•
lower gross revenues from Norbord Inc. (“Norbord”)[1] which was consolidated up until the fourth quarter of 2017 at which time we sold a portion of our investment and therefore no longer hold a controlling interest in the business. Norbord contributed $536 million of revenues in the second quarter of 2017;

•	lower generation from our existing North American hydroelectric assets in the Renewable Power segment; and

•	$78 million reduction in revenues from businesses sold.
Our direct costs increased by $3.4 billion in the second quarter of 2018 due to:

•	newly acquired businesses, including the road fuel distribution business discussed above; and

•
organic growth within existing operations, in particular greater sales volumes at our North American residential business and higher input prices at our graphite electrode manufacturing business; partially offset by

•	the absence of expenses from businesses sold.
Other income and gains of $95 million in the second quarter of 2018 relate primarily to gains recognized in our Private Equity segment on the sale of a joint venture interest within a real estate brokerage business and the disposal of an operating division within our infrastructure support products manufacturing business.
Equity accounted income increased by $92 million to $342 million due primarily to contributions from Norbord, which has been equity accounted since the fourth quarter of 2017, and our marine energy services business, as well as from appraisal gains recorded at equity-accounted real estate investment properties.
Interest expense increased by $201 million due to additional borrowings associated with acquisitions across our portfolio, and $1.6 billion of corporate debt issued in the last twelve months.
We recorded fair value gains of $833 million in the current quarter, compared to $213 million in the second quarter of 2017, primarily as a result of:

•	significant appraisal gains on properties in our opportunistic real estate portfolio in the current quarter;

•	gains recorded on the extinguishment of a debt obligation associated with a hospitality property; and

•	unrealized gains on financial contracts entered into to manage foreign currency, interest rate profiles and pricing exposures.
Depreciation and amortization expense increased by $59 million to $672 million due primarily to businesses acquired within our renewable power operations, particularly TerraForm Power, Inc. (“TERP”)1 and TerraForm Global, Inc.
Income tax expense increased by $220 million to $339 million due to higher taxable income and a higher proportion of income earned in higher tax jurisdictions.
Six months ended June 30
Revenues and direct costs for the first six months of 2018 increased by $10.5 billion and $9.2 billion, respectively, compared to the same period in 2017 due primarily to recent acquisitions, most notably the acquisition of our road fuel distribution business.

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 14

Other income and gains on a year-to-date basis include:

•	a $338 million gain from the sale of our Chilean electricity transmission business in the first quarter of 2018; and

•	gains recognized on the sale of businesses in our Private Equity segment during the current quarter.
Equity accounted income in the first six months of 2018 remained relatively consistent with the prior year period as the impact of recent acquisitions, contributions from Norbord, and gains at certain equity-accounted investment properties were offset by a reduction in value of certain properties at GGP Inc. (“GGP”)1 during the first quarter of 2018.
Fair value gains of $1.4 billion for the first six months of 2018 were significantly higher than the $9 million reported in the prior period. The current period gains include:

•
transaction-related gains of $977 million relating to the recognition of deferred tax assets following a restructuring of our U.S. group in the first quarter of 2018 and transaction gains in the current quarter; and

•	strong valuation gains within our opportunistic real estate portfolio.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30:

	Three Months Ended					Six Months Ended
FOR THE PERIODS ENDED JUN. 30, 2018 (MILLIONS)	Acquisitions		Dispositions			Acquisitions		Dispositions
	Revenue	Net Income	Revenue		Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$183	$52	$(75)		$(98)	$333	$59	$(160)	$(110)
Renewable power	255	(22)	—		—	481	(69)	—	—
Infrastructure	82	7	—		(9)	399	162	—	(14)
Private equity and other	3,492	(23)	(3)		10	9,341	(10)	(7)	11
	4,012	14	(78)		(97)	10,554	142	(167)	(113)
Gains recognized in net income	—	25	—		—	—	609	—	53
	$4,012	$39	$(78)	$(58)	$(97)	$10,554	$751	$(167)	$(60)
Acquisitions
Private Equity
Recent acquisitions within our Private Equity segment contributed an additional $3.5 billion and $23 million of revenues and net loss, respectively, for the three months ended June 30, 2018. Significant acquisitions include our road fuel distribution business acquired partway through the second quarter of 2017, a fuel marketing business acquired in the third quarter of 2017 and a returnable plastic container business acquired this quarter.
Renewable Power
Within our Renewable Power segment, recent acquisitions, primarily TERP and TerraForm Global, portfolios of wind and solar assets acquired in the fourth quarter of 2017, contributed an additional $255 million of revenues and a net loss of $22 million this quarter.

1.	See definition in Glossary of Terms beginning on page 55

15 BROOKFIELD ASSET MANAGEMENT

Real Estate
The incremental revenues and net income earned from numerous acquisitions in the core office and opportunistic portfolios were $183 million and $52 million, respectively.
Infrastructure
Within our infrastructure operations, we acquired a Colombian natural gas distribution and commercialization business that contributed $82 million and $7 million to our current quarter’s revenues and net income, respectively.
Revenues and net income for the six months ended June 30, 2018 increased by $10.6 billion and $751 million, respectively, from the aforementioned acquisitions and certain businesses acquired in the second quarter of 2017, notably our Brazilian regulated gas transmission business and our Brazilian water treatment business, which impacted results in the first quarter. On a year-to-date basis, we also recognized gains in net income of $609 million relating primarily to gains arising from changes in the ownership of entities which gave rise to the recognition of previously unrecognized tax assets, as well as a gain recognized on the acquisition of a mixed-use entertainment complex in Germany.
Further details relating to the significant acquisitions described above that were completed during the six months ended June 30, 2018 are provided in Note 4 of this interim report.
Dispositions
Recent asset sales across our listed issuers, particularly our Chilean electricity transmission operation, our European logistics business, several office properties and a joint venture interest within our real estate brokerage services business resulted in the absence of revenues and net income of $78 million and $97 million, respectively in the second quarter of 2018.
In addition to the asset sales described above, the absence of revenues and net income from an office property in Midtown Manhattan sold during the second quarter of 2017 are reflected in the results for the six months ended June 30, 2018.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	Change	2018	2017	Change
Investment properties	$394	$412	$(18)	$864	$389	$475
Transaction related gains, net of deal costs	443	26	417	977	125	852
Financial contracts	176	(124)	300	(17)	(314)	297
Impairment and provisions	(14)	(36)	22	(51)	(80)	29
Other fair value changes	(166)	(65)	(101)	(368)	(111)	(257)
Total fair value changes	$833	$213	$620	$1,405	$9	$1,396
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	Change	2018	2017	Change
Core office	$14	$(10)	$24	$68	$(349)	$417
Opportunistic and other	380	422	(42)	796	738	58
	$394	$412	$(18)	$864	$389	$475
We discuss the key valuation inputs of our investment properties on page 53.

Q2 2018 INTERIM REPORT 16

Core Office
Appraisal gains in the current quarter totaled $14 million. Higher valuations on certain properties in the U.K. and Australia, where we benefited from changes in assumptions as the properties neared construction completion, were offset by changes in valuation metrics which led to lower valuations for various U.S. office properties.
Valuation losses of $10 million in the prior year quarter were primarily attributable to reduced leasing activity in the commodity-based markets of Houston and Calgary, partially offset by improved cash flow projections.
The six-month appraisal gains also include increases in market rents at two office properties in Sydney.
Opportunistic and Other
Appraisal gains totaled $380 million in the quarter due to:

•	higher cash flow projections for our office portfolio in India to reflect the impact of regulatory changes that allow for an increase in leasable area; and

•
tightening of discount and terminal capitalization rates across our U.S. industrial properties, particularly in the southern California and U.S. northeast markets, as valuation assumptions were updated to reflect the de-risking of development properties upon meeting construction milestones; partially offset by

•	lower cash flow projections at our opportunistic retail properties due to decreases in occupancy levels.
In the prior year quarter, valuation gains of $422 million pertained to increases in cash flow projections and the impact of recent appraisals in our industrial and multifamily portfolios.
The six-month gain also includes gains on our manufactured housing portfolio for which the original appraisal model was updated during the first quarter.
Transaction Related Gains, Net of Deal Costs
Transaction related gains of $443 million in the second quarter of 2018 relate primarily to:

•
a $477 million gain following the extinguishment of outstanding debt relating to a hospitality asset and a $25 million gain related to the acquisition of a mixed-use entertainment complex in Germany; partially offset by

•	deal costs of $59 million across the company.
The year-to-date gains also include the recognition of previously unrecognized tax assets following the acquisition and restructuring of two businesses.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate, and pricing exposures that are not designated as hedges.
Unrealized gains of $176 million in the current quarter relate primarily to the mark-to-market movements on our interest rate swaps, cross-currency swaps and commodity derivatives as well as fair value changes on currency hedges which do not qualify for hedge accounting.
The prior period losses relate to the valuation of our power, interest rate and foreign currency contracts.

17 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $339 million in the second quarter of 2018, compared to $119 million in the same period of 2017, including current taxes of $136 million (2017 – $88 million) and a deferred tax expense of $203 million (2017 – $31 million).
The increase in income tax expense relates primarily to a higher level of income earned in the quarter and a higher effective tax rate primarily attributable to differences in tax rates in the jurisdictions in which we operate. The difference will vary from period to period depending on the relative proportion of income in each country.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2018	2017	Change	2018	2017	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	—	1	(1)	(4)	3	(7)
Change in tax rates and new legislation	—	—	—	(5)	—	(5)
International operations subject to different tax rates	1	(6)	7	1	(2)	3
Taxable income attributed to non-controlling interests	(6)	(7)	1	(5)	(9)	4
Derecognition (recognition) of deferred tax assets	(7)	(4)	(3)	(2)	(6)	4
Non-recognition of the benefit of current year’s tax losses	—	4	(4)	2	5	(3)
Other	3	(3)	6	(1)	(3)	2
Effective income tax rate	17%	11%	6%	12%	14%	(2)%
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 6% and 7% reduction in the effective tax rate relative to the statutory tax rate in 2018 and 2017, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 1% increase in our effective tax rate in the current quarter, compared to a 6% reduction in the prior year quarter. The difference will vary from period to period depending on the relative proportion of income in each country.

Q2 2018 INTERIM REPORT 18

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2018 and December 31, 2017:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	Change
Assets
Investment properties	$58,437	$56,870	$1,567
Property, plant and equipment	55,698	53,005	2,693
Equity accounted investments	30,025	31,994	(1,969)
Cash and cash equivalents	5,913	5,139	774
Accounts receivable and other	12,656	11,973	683
Intangible assets	13,423	14,242	(819)
Other assets	23,016	19,497	3,519
Total Assets	$199,168	$192,720	$6,448
Liabilities
Borrowings and other non-current financial liabilities	$95,608	$88,867	$6,741
Other liabilities	24,390	23,981	409
Equity
Preferred equity	4,192	4,192	—
Non-controlling interests	50,597	51,628	(1,031)
Common equity	24,381	24,052	329
Total Equity	79,170	79,872	(702)
	$199,168	$192,720	$6,448
June 30, 2018 vs. December 31, 2017
Consolidated assets at June 30, 2018 were $199.2 billion, an increase of $6.4 billion since December 31, 2017. The increases  noted in the table above are largely attributable to $12.6 billion of assets acquired through business combinations, increases in the fair value of our investment properties and additions to our fixed asset portfolios, including ongoing construction of existing assets and asset purchases. Further details on business combinations are provided in Note 4 to the consolidated financial statements.
During the first six months of 2018, we also sold $3.5 billion of assets, primarily within our Real Estate and Infrastructure segments, while the impact of decreasing foreign exchange rates also partially offset the increases described above.
Investment properties consist primarily of the company’s real estate assets. The balance as at June 30, 2018, increased by $1.6 billion, primarily due to:

•
acquisitions of $3.0 billion, including new investments in our U.K. student housing portfolio, office buildings in New York and Chicago, an office park in Mumbai, and a mixed-use entertainment complex in Germany;

•	additions of $1.0 billion as we enhanced or expanded numerous properties through capital expenditures; and

•	appraisal gains recorded in fair value changes of $864 million, largely within our opportunistic portfolio (refer to pages 16 and 17 for further information); partially offset by

•	the $1.1 billion impact of decreasing foreign exchange rates; and

•
sales or reclassifications of $2.2 billion, including the partial sale of an office property in Toronto and the reclassification of a number of properties to held for sale, including 112 storage properties across the U.S., a terminal building in Toronto and an office tower in Ottawa.

We provide a continuity of investment properties in Note 8 of this interim report.
Property, plant and equipment increased by $2.7 billion primarily as a result of:

•
acquisitions of $4.9 billion, mainly within our real estate, renewable power and infrastructure businesses including wind and solar assets in Europe, a portfolio of extended-stay hotels across the U.S., hotel properties in Washington and Florida as well as our acquisition of a Colombian natural gas distribution and commercialization business; and

19 BROOKFIELD ASSET MANAGEMENT

•	additions of $820 million primarily related to growth capital expenditures across our renewable power and infrastructure businesses; partially offset by

•	the negative impact of foreign currency translation of $1.4 billion; and

•
sales and depreciation in the period, including the impact of reclassifying $693 million to assets held for sale as part of the expected sale of certain South African wind and solar assets within our Renewable Power segment.

We provide a continuity of property, plant and equipment in Note 9 of this interim report.
The decrease of $2.0 billion in equity accounted investments is primarily due to:

•	the sale of our $1.0 billion Chilean electricity transmission operation as well as valuation losses at GGP;

•	the reclassification of two entities in our Real Estate and Corporate segments after increasing our ownership, thereby gaining control during the period;

•	distributions received and returns of capital of $831 million; and

•	the impact of foreign exchange of $891 million as the U.S. dollar appreciated against nearly all major currencies in which we operate; partially offset by

•	$540 million of additions, relating primarily to the acquisition of a European student housing portfolio in our real estate business and various additions across our other operating segments; and

•	our share of comprehensive income of $638 million.
Cash and cash equivalents increased by $774 million as at June 30, 2018 compared to year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Other assets are comprised of inventory, goodwill, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $3.5 billion is primarily a result of:

•	acquisitions completed in the year, adding $2.8 billion to other assets including $1.2 billion of goodwill, $829 million of deferred income tax assets and other financial assets of $721 million; and

•	an increase in assets held for sale of $838 million, primarily attributable to the aforementioned reclassification of certain South African wind and solar assets in our Renewable Power segment.
Borrowings and other non-current financial liabilities consist of our non-recourse borrowings, corporate borrowings, subsidiary equity obligations, non-current accounts payable and other long-term liabilities that are due after one year. The increase of $6.7 billion since year end is primarily related to increases in borrowings as a result of:

•
$6.9 billion in additional property-specific borrowings due to acquisitions across our businesses, specifically in our Real Estate and Renewable Power segments, and debt refinancings in various businesses, including our graphite electrodes manufacturing business and our Brazilian regulated gas transmission business, partially offset by the impact of decreasing foreign exchange rates; and

•
$765 million increase in corporate borrowings due to a $1 billion corporate debt issuance in the first quarter, partially offset by the impact of decreasing foreign exchange rates and the absence of draws on the corporate revolving facility; partially offset by

•
a $902 million decrease in subsidiary borrowings due to the repayment of amounts previously drawn on revolving or term bank facilities, particularly within our infrastructure and real estate businesses, and the impact of decreasing foreign exchange rates.

Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.

Q2 2018 INTERIM REPORT 20

Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Total
Common equity, beginning of period	$24,052
Changes in period
Changes in accounting policies	(218)
Net income to shareholders	1,537
Common dividends	(287)
Preferred dividends	(76)
Foreign currency translation	(739)
Other comprehensive income	235
Share repurchases, net of issuances and vesting	(196)
Ownership changes and other	73
329
Common equity, end of period	$24,381
Common equity increased by $329 million to $24.4 billion during the six-month period ended June 30, 2018. The change includes:

•
a reduction in opening common equity of $218 million to reflect the adjustments required to transition to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9 Financial Instruments (“IFRS 9”);

•	net income attributable to shareholders of $1.5 billion during the first six months of 2018;

•
other comprehensive losses of $504 million, mostly attributable to foreign currency translation losses of $739 million as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar;

•
share repurchases, net of issuances and vesting, of $196 million, which included $211 million paid to repurchase 5.2 million Class A common shares (“Class A shares”), of which $160 million was to fund long-term compensation plans; and

•
ownership changes and other mostly relating to the partial disposition of our graphite electrode manufacturing business through an initial public offering (“IPO”), which we continue to consolidate following the IPO.

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Brookfield Property Partners L.P.	$20,806	$19,736
Brookfield Renewable Partners L.P.	9,926	10,139
Brookfield Infrastructure Partners L.P.	10,354	11,376
Brookfield Business Partners L.P.	3,049	4,000
Other participating interests	6,462	6,377
	$50,597	$51,628
Non-controlling interests decreased by $1.0 billion to $50.6 billion as at June 30, 2018, primarily due to:

•	$3.4 billion of distributions to non-controlling interests; partially offset by

•
comprehensive income attributable to non-controlling interests which totaled $550 million; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar;

•	ownership changes attributable to non-controlling interests of $408 million; and

•	net equity issuances to non-controlling interests totaling $1.5 billion.

21 BROOKFIELD ASSET MANAGEMENT

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period End Rates			Three Months Ended			Six Months Ended
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Australian dollar	0.7404	0.7809	(5)%	0.7566	0.7508	1%	0.7712	0.7545	2%
Brazilian real[1]	3.8565	3.3080	(14)%	3.6062	3.2175	(11)%	3.4270	3.1807	(7)%
British pound	1.3212	1.3521	(2)%	1.3600	1.2800	6%	1.3760	1.2597	9%
Canadian dollar	0.7613	0.7953	(4)%	0.7749	0.7439	4%	0.7828	0.7497	4%

1.	U.S. dollar to Brazilian real
As at June 30, 2018, our IFRS net equity of $24.4 billion was invested in the following currencies: United States dollars – 54%; Brazilian reais – 14%; British pounds – 15%; Australian dollars – 8%; Canadian dollars – 4%; and other currencies – 5%. Currency exchange rates relative to the U.S. dollar at the end of the second quarter of 2018 were lower than December 31, 2017 for all of our significant non-U.S. dollar investments.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
Australian dollar	$(216)	$49	$(335)	$381
Brazilian real	(2,057)	(709)	(2,127)	(525)
British pound	(544)	320	(211)	445
Canadian dollar	(51)	251	(264)	343
Other	(541)	(72)	(78)	279
	(3,409)	(161)	(3,015)	923
Currency hedges[1]	722	(569)	632	(1,010)
	$(2,687)	$(730)	$(2,383)	$(87)
Attributable to:
Shareholders	$(778)	$(170)	$(739)	$41
Non-controlling interests	(1,909)	(560)	(1,644)	(128)
	$(2,687)	$(730)	$(2,383)	$(87)

1.	Net of deferred income taxes of $36 million for the three months ended June 30, 2018 and $41 million for the six months ended June 30, 2018
Lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real which decreased 14% from the beginning of the year, reduced our equity net of currency hedges for the three and six months ended June 30 by $2.7 billion and $2.4 billion, respectively. Gains on our hedges against the Australian, British and Canadian currencies, for which financial contracts and foreign currency debt are used to reduce exposures, partially offset the foreign currency translation losses. We typically do not hedge our equity in Brazil and other emerging markets due to the high costs associated with these contracts.

Q2 2018 INTERIM REPORT 22

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2018		2017				2016
FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues[1]	$13,276	$12,631	$13,065	$12,276	$9,444	$6,001	$6,935	$6,285
Net income	1,664	1,855	2,083	992	958	518	97	2,021
Net income (loss) to shareholders	680	857	1,046	228	225	(37)	173	1,036
Per share
– diluted	$0.62	$0.84	$1.02	$0.20	$0.19	$(0.08)	$0.14	$1.03
– basic	0.64	0.85	1.05	0.20	0.20	(0.08)	0.15	1.05

1.	Prior period revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2018		2017				2016
FOR THE THREE MONTHS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$833	$572	$280	$132	$213	$(204)	$(488)	$(59)
Income taxes	(339)	(153)	(110)	(259)	(119)	(125)	(211)	992
Net impact	$494	$419	$170	$(127)	$94	$(329)	$(699)	$933
Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
The increase in revenues in the second quarter of 2018 is primarily attributable to recent acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and appraisal and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized in the current quarter.

23 BROOKFIELD ASSET MANAGEMENT

•
The increase in revenues in the fourth quarter of 2017 is attributable to organic growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

•
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil, and the U.K. road fuel provider.

•
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.

•
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by an impairment of $530 million on certain financial assets as a result of lower valuations based on stock market prices in our private equity operations.

•
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.

Q2 2018 INTERIM REPORT 24

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2018 and the same period in 2017 and 2016 are summarized in the following table:

	Distribution per Security
	2018	2017	2016
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.30	$0.28	$0.26
Special distribution to Class A and Class B shares[2,3]	—	0.11	0.45
Class A Preferred Shares
Series 2	0.23	0.18	0.18
Series 4 + Series 7	0.23	0.18	0.18
Series 8	0.33	0.25	0.25
Series 9	0.27	0.26	0.36
Series 13	0.23	0.18	0.18
Series 14[4]	—	—	0.11
Series 15	0.19	0.12	0.12
Series 17	0.46	0.45	0.45
Series 18	0.46	0.45	0.45
Series 24[5]	0.29	0.28	0.51
Series 25[5]	0.32	0.26	—
Series 26[6]	0.34	0.37	0.42
Series 28[7]	0.27	0.43	0.43
Series 30	0.46	0.45	0.45
Series 32	0.44	0.42	0.42
Series 34	0.41	0.39	0.40
Series 36	0.47	0.45	0.46
Series 37	0.48	0.46	0.46
Series 38	0.43	0.41	0.41
Series 40	0.44	0.42	0.42
Series 42	0.44	0.42	0.42
Series 44	0.49	0.47	0.47
Series 46[8]	0.47	0.55	—
Series 48[9]	0.46	—	—

1.	Class B Limited Voting Shares (“Class B shares”)

2.	Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017

3.	Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values

4.	Redeemed March 1, 2016

5.	1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016

6.	Dividend rate reset commenced April 1, 2017

7.	Dividend rate reset commenced July 1, 2017

8.	Issued November 18, 2016

9.	Issued September 13, 2017
Dividends on the Class A and Class B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

25 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity.1 Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. We also provide ENI as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues1 and carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 26

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Asset management	$380	$353	$27	$241	$231	$10	$334	$312	$22
Real estate	1,803	1,757	46	206	661	(455)	17,116	16,725	391
Renewable power	901	654	247	66	65	1	4,549	4,944	(395)
Infrastructure	1,144	1,042	102	86	84	2	2,592	2,834	(242)
Private equity	8,804	5,453	3,351	282	62	220	4,204	4,215	(11)
Residential development	686	499	187	14	(30)	44	2,601	2,915	(314)
Corporate activities	47	73	(26)	(105)	(47)	(58)	(7,015)	(7,893)	878
Total	$13,765	$9,831	$3,934	$790	$1,026	$(236)	$24,381	$24,052	$329

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of this interim report
Total revenues and FFO were $13.8 billion and $790 million in the current quarter compared to $9.8 billion and $1.0 billion, in the prior year quarter, respectively. FFO includes realized disposition gains of $132 million in 2018 compared to $464 million in the prior year quarter.
Revenues increased by $3.9 billion to $13.8 billion in the current period, primarily as a result of:

•	recent acquisitions, in particular a road fuel distribution business acquired partway through the second quarter of 2017 in our Private Equity segment; and

•	organic growth, including the impact of improved pricing in our graphite electrode manufacturing business and additional home closings in our North American residential business; partially offset by

•
the absence of revenues from Norbord which was consolidated up until the fourth quarter of 2017 at which time we sold a partial interest and therefore no longer hold a controlling interest in the business.

FFO excluding disposition gains increased by $96 million from the prior year quarter primarily due to:

•	continued expansion of our asset management activities;

•	contributions from recent acquisitions;

•	additional home closings and higher margins in our North American residential business;

•	same-property leasing growth; and

•	improved pricing in our graphite electrode manufacturing business and Norbord.
We recorded realized disposition gains in 2018 in our Private Equity segment, in particular gains of $89 million relating to the partial disposition of our graphite electrode manufacturing business through an initial public offering. The sale of a New York office property generated $469 million in the prior year quarter.
Common equity increased by $329 million to $24.4 billion due to contributions from earnings across our businesses and increases in cash and financial assets, partially offset by the impact of decreasing foreign exchange rates.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

27 BROOKFIELD ASSET MANAGEMENT

Fee Bearing Capital
The following table summarizes fee bearing capital:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total 2018	Total 2017
Real estate	$19,216	$27,665	$—	$46,881	$41,636
Renewable power	15,587	7,587	—	23,174	23,930
Infrastructure	16,974	16,692	—	33,666	38,751
Private equity	4,052	5,091	—	9,143	8,618
Diversified	—	—	16,438	16,438	12,655
June 30, 2018	$55,829	$57,035	$16,438	$129,302	n/a
December 31, 2017	$60,560	$52,375	$12,655	n/a	$125,590
Fee bearing capital increased by $2.3 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, March 31, 2018	$56,195	$55,687	$15,083	$126,965
Inflows	655	1,732	1,842	4,229
Outflows	—	—	(1,360)	(1,360)
Distributions	(704)	(400)	—	(1,104)
Market valuation	(447)	52	873	478
Other	130	(36)	—	94
Change	(366)	1,348	1,355	2,337
Balance, June 30, 2018	$55,829	$57,035	$16,438	$129,302
Listed partnership capital increased by $0.3 billion, excluding quarterly distributions, due to:

•	$650 million of inflows related to equity issued by TERP; and

•	an increase in recourse net debt due to drawings on listed partnership credit facilities used to fund transactions; partially offset by

•	lower unit prices at BIP and BEP.
Private fund capital increased by $1.3 billion, primarily due to:

•	$1.7 billion of inflows, including $0.9 billion of commitments to our third flagship real estate fund and $0.6 billion to our open-ended real estate funds; partially offset by

•	$0.4 billion of distributions and capital returned during the quarter.
Public securities capital increased by $1.4 billion, due to:

•
$1.8 billion of inflows, including $1.0 billion in new managed accounts and subscriptions into our energy and real estate mutual funds, as well as additional inflows from retail and institutional clients; and

•	$0.9 billion increase in market value of investments across our public securities funds; partially offset by

•	$1.4 billion of redemptions, including client reallocations out of infrastructure funds due in part to recent volatility within the infrastructure market.

Q2 2018 INTERIM REPORT 28

Carry Eligible Capital1
Carry eligible capital increased during the quarter to $46.9 billion as at June 30, 2018. This represents an increase of $1.3 billion from commitments to new funds, partially offset by capital that was returned to investors following asset dispositions.
As at June 30, 2018, $25.8 billion of carry eligible capital has already been deployed (December 31, 2017 – $24.2 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently an additional $21.1 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2017 – $18.2 billion).
Operating Results
Asset management revenues include fee related earnings1 and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings, realized carried interest, net1, and unrealized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO / ENI
	Ref	2018	2017	2018	2017
Fee related earnings	i	$377	$353	$239	$231
Realized carried interest	ii	3	—	2	—
		$380	$353	241	231
Less: Realized carried interest, net				(2)	—
Unrealized carried interest, net[1]	iii			95	125
Economic net income				$334	$356
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Fee revenues
Base management fees	$284	$268
Incentive distributions	50	37
Performance fees	41	25
Transaction and advisory fees	2	23
	377	353
Direct costs and other	(138)	(122)
Fee related earnings	$239	$231
Fee related earnings increased by $8 million from the prior year quarter as a result of increased performance fees and continued growth in base management fees and incentive distributions. The increases were partially offset by the absence of one-time advisory fees in the prior year relating to co-investments.

•	Base management fees of $284 million in the quarter include fees earned from our listed partnerships, private funds and public securities businesses. The increase of $16 million is due to:

◦
$16 million increase in private funds fees due to $7.5 billion of funds raised for our third flagship real estate fund that was partially offset by the reclassification of office funds subsequent to the second quarter of 2017; and

◦	$9 million increase in public securities fee revenues of an energy and infrastructure investment advisor acquired in the first quarter of 2018; partially offset by

◦	$9 million decline in listed partnership fees due to lower capitalization at BIP and BPY.

1.	See definition in Glossary of Terms beginning on page 55

29 BROOKFIELD ASSET MANAGEMENT

•
Incentive distributions from BIP, BEP and BPY increased by $13 million to $50 million, a 35% increase from 2017. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 8%, 5% and 7%, respectively, as well as the impact of equity issued by BIP and BEP.

•
Performance fees of $41 million represent fees earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price over the previous threshold. In the second quarter of 2018, BBU’s unit price continued to increase and following the fee earned in the quarter, the threshold was revised upwards to $38.31.

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $16 million year over year as we continue to build out our organization to support current and future growth.

The margin on our fee related earnings, excluding the impact of BBU performance fee and transaction and advisory fees, was 59% in the current year period compared to 60% in the prior year quarter.
ii.    Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term when the amount of carried interest to be recognized is no longer subject to future investment performance. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements.
We realized $2 million of carried interest, net of direct costs during the quarter (2017 – $nil).
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are shown in the following table:

	2018			2017
AS AT AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,416	$(760)	$1,656	$1,064	$(354)	$710
In-period change
Unrealized in period[1]	219	(48)	171	181	(35)	146
Foreign currency revaluation	(105)	29	(76)	(26)	5	(21)
	114	(19)	95	155	(30)	125
Less: realized	(3)	1	(2)	—	—	—
	111	(18)	93	155	(30)	125
Accumulated unrealized, end of period	$2,527	$(778)	$1,749	$1,219	$(384)	$835

1.
Unrealized carried interest generated in period is defined in the Glossary of Terms on page 55 and represents management’s estimate of carried interest if funds were wound up at period end. Amounts that will be realized are dependent on future investment performance

Favorable investment performance in our private funds generated $219 million of unrealized carried interest during the quarter, compared with $181 million in the prior year quarter. This was partially offset by $105 million of foreign exchange losses compared with $26 million in the prior year quarter, which was largely due to the depreciation of South American currencies relating to assets within our real estate and infrastructure funds.
We generated unrealized carried interest across our major funds. Highlights include:

•	$89 million within our flagship real estate funds, reflecting particularly strong performance by our Indian office parks portfolio and our U.S. logistics business;

•	$67 million from our flagship infrastructure funds; and

•	$63 million within our fourth flagship private equity fund, primarily from our graphite electrodes manufacturing business.
Accumulated unrealized carried interest totaled $2.5 billion at June 30, 2018. We estimate that approximately $778 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. We expect to recognize $1.2 billion of this carry within the next three years. Recognition of this carried interest is dependent on future investment performance.

Q2 2018 INTERIM REPORT 30

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BPY, other real estate investments and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Property Partners
Equity units[1]	i	$1,629	$1,489	$170	$173	$15,642	$15,388
Preferred shares		19	19	19	19	1,265	1,265
		1,648	1,508	189	192	16,907	16,653
Other real estate investments		155	249	11	5	209	72
Realized disposition gains	ii	—	—	6	464	—	—
		$1,803	$1,757	$206	$661	$17,116	$16,725

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units, together representing an effective economic interest[1] of 69% of BPY

Revenues and FFO, prior to disposition gains, from our real estate operations increased by $46 million and $3 million, respectively. These changes are primarily attributable to:

•	same-property growth throughout our portfolio; partially offset by

•	incremental one-time contributions in the prior year quarter from a settlement gain related to historic legal disputes and ancillary revenue from condominium sales.
Prior year results included higher realized disposition gains relating primarily to the sale of 245 Park Avenue in New York.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Core office	$149	$162
Core retail	119	119
Opportunistic	99	96
Corporate	(121)	(119)
Attributable to unitholders	246	258
Non-controlling interests	(76)	(81)
Segment reallocation and other[1]	—	(4)
Brookfield’s interest	$170	$173

1.	Reflects fee related earnings and net carried interest reclassified to Asset Management segment as well as current taxes related to disposition gains
BPY’s FFO for the second quarter of 2018 was $246 million, of which our share was $170 million, compared to $173 million in the prior year quarter.

1.	See definition in Glossary of Terms beginning on page 55

31 BROOKFIELD ASSET MANAGEMENT

Core Office
FFO decreased by $13 million to $149 million as the prior year quarter included a one-time gain of $40 million from a legal settlement claim. Excluding this claim, FFO increased by $27 million, primarily due to same-property1 growth of $20 million resulting from an increase in occupancy rates from 91.0% in the prior year quarter to 91.9% as a result of new lease commencements.
The average consolidated in-place net rents1 per square foot (“psf”) for our portfolio decreased slightly to $28.46 psf from $30.82 psf in the prior year quarter. Overall, our core office net rents remain below the estimated weighted average market net-rents, indicating a potential for future increases in rates as we sign new leases. We currently have six million square feet of active development projects in our core office portfolio, including properties in New York, London and Dubai. These are 57% pre-leased in aggregate and we estimate an additional $1.2 billion of costs to complete the construction.
Core Retail
FFO remained consistent with the prior year quarter at $119 million, reflecting:

•	the increase in ownership in GGP from 29% to 34% which increased our share of GGP’s results; and

•	higher income in the current period from termination fees; offset by

•	the reduction of FFO from condominium sales related to ancillary developments in the prior year quarter which did not recur in the current year.
Initial and average lease spreads on signed leases that commenced since the prior year quarter were 11.8% and 19.5% higher, respectively, compared to expiring leases on a suite-to-suite basis.
Opportunistic
BPY’s share of the FFO from its opportunistic investments increased by 3% to $99 million from $96 million in the prior year quarter primarily due to same-property growth.
The FFO contributed by acquisitions made in the last twelve months was offset by the absence of FFO from assets sold, namely our European logistics portfolio in the fourth quarter of 2017. These have been further discussed on page 16.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $121 million were in line with the prior year quarter. The slight increase in interest expense as a result of a higher average balance on the corporate credit facility was partially offset by lower general and administrative expenses.
ii.    Realized Disposition Gains
Realized disposition gains of $6 million relate primarily to the sale of properties in our opportunistic portfolio. Prior year disposition gains of $464 million relate primarily to the sale of 245 Park Avenue, an office building in Midtown Manhattan.
Common Equity
Common equity in our Real Estate segment increased to $17.1 billion as at June 30, 2018 from $16.7 billion as at December 31, 2017. Positive contributions from FFO and valuation gains on investment properties were partially offset by distributions paid.

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 32

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BEP and the operations of BEMI1. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Renewable Partners[1]	i	$934	$693	$98	$108	$3,801	$4,143
Brookfield Energy Marketing and other[2]	ii	(33)	(39)	(32)	(43)	748	801
		$901	$654	$66	$65	$4,549	$4,944

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 60% of BEP. Segment revenues at BEP include $188 million (2017 – $nil) revenue from TERP

2.	Revenues in BEMI represent the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted or uncontracted basis[1]
Compared to the prior year quarter, revenues and FFO generated by our renewable power operations increased by $247 million and $1 million, respectively. Changes were primarily due to:

•	contributions of revenue and FFO from recent acquisitions, primarily TERP and TerraForm Global, and growth capital projects; and

•	higher realized pricing from inflation indexation and higher market pricing; offset by

•	lower generation across same store assets primarily due to lower hydrology conditions in North America.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND $ MILLIONS)	2018	2017	2018	2017	2018	2017
Hydroelectric	5,187	6,070	5,644	5,636	$181	$218
Wind energy	966	579	1,112	641	34	24
Solar	175	—	179	—	16	—
Storage and other	127	70	—	—	7	(1)
Corporate	—	—	—	—	(66)	(60)
Attributable to unitholders	6,455	6,719	6,935	6,277	172	181
Non-controlling interests and other[2]					(74)	(73)
Brookfield’s interest					$98	$108
1.Proportionate to BEP; Refer to definition of Proportionate basis generation in Glossary of Terms beginning on page 55

2.	Includes incentive distributions paid to Brookfield of $10 million (2017 – $7 million) as the general partner of BEP
BEP’s FFO for the second quarter of 2018 was $172 million, of which our share was $98 million, compared to $108 million in the prior year quarter. Generation for the quarter totaled 6,455 GWh, 7% below the long term average1 (“LTA”). This represents a 4% decrease compared to the prior year quarter, or a 13% decrease on a same-store basis excluding the impact of acquisitions.

1.	See definition in Glossary of Terms beginning on page 55

33 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
Hydroelectric FFO decreased by $37 million to $181 million due to:

•
a $35 million decrease in North American FFO as generation was 11% below LTA and 18% below the prior year quarter, partially offset by an increase in average revenue per MWh of 3% due to higher capacity prices and cost reduction initiatives; and

•
a decline in FFO of $8 million in our Brazilian business as higher revenues in local currency, driven by inflation indexation on existing contracts and contributions from development projects, were more than offset by the impact of unfavorable foreign exchange; partially offset by

•
an increase of $6 million of FFO in our Colombian business as revenue per MWh increased by 33% attributable to inflation indexation of existing contracts, renegotiation efforts of certain of our power purchase agreements, higher market prices and cost reduction initiatives, slightly offset by lower generation.

Wind
Wind operations FFO increased by $10 million to $34 million due to:

•	new North American and Brazilian wind assets that were part of the TERP and TerraForm Global businesses acquired in the fourth quarter of 2017; and

•	improved realized pricing from re-contracting initiatives as well as higher same store generation at our U.S. wind farms; partially offset by

•	a decrease in foreign exchange rates in Brazil and lower generation in Canada and Europe.
Solar
FFO from our solar operations increased by $16 million over the prior year quarter due to contributions from our acquisitions of TERP and TerraForm Global in the fourth quarter of 2017.
Storage and Other
Storage and other activities contributed $7 million in FFO this quarter compared to a deficit of $1 million in the prior year quarter. The increase is due to contributions from improved capacity pricing and generation at our existing pumped storage facility in North America.
Corporate
The corporate FFO deficit increased by $6 million due to increased preferred share unit distributions as a result of the completed preferred share unit issuance in the first quarter of 2018.

Q2 2018 INTERIM REPORT 34

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP as described below. We are entitled to sell the power we purchase from BEP, which we do through either contracted or uncontracted sales. In addition, we are entitled to any ancillary revenues, such as capacity payments, renewable energy credits or revenues generated for the peaking ability of plants under contract.
We purchased 2,040 GWh in the current quarter from BEP at $68 per MWh, compared to 2,790 GWh at $68 per MWh in the prior year quarter, which we sold through contracted and uncontracted channels for an average of $52 per MWh compared to $53 per MWh in the prior year quarter.
As a result of the negative margins realized on the sale of purchased power, BEMI incurred an FFO deficit of $32 million during the current quarter, an improvement over the FFO deficit of $43 million in the prior year quarter. The decrease in BEMI’s FFO deficit this quarter was mainly attributable to:

•	favorable foreign exchange differences that improved FFO from realized contracted sales from $83 per MWh to $85 per MWh;

•	higher realized pricing from energy and capacity on uncontracted sales this quarter, particularly in the U.S. Northeast market, increasing uncontracted FFO from $38 per MWh to $41 per MWh; and

•	decreases in year-over-year generation in markets that generate lower margins; partially offset by

•	lower realized pricing on short-term financial contracts.
Common Equity
Common equity in our Renewable Power segment decreased to $4.5 billion at June 30, 2018, as the impact of FFO was more than offset by depreciation and distributions paid to investors as well as unfavorable foreign exchange, particularly the weakening of the Brazilian real. Our renewable power property, plant and equipment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

35 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BIP and directly held sustainable resources operations. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO			Common Equity
	Ref.	2018	2017	2018		2017	2018	2017
Brookfield Infrastructure Partners[1]	i	$1,065	$975	$78		$80	$1,920	$2,098
Sustainable resources	ii	79	67	8	2	4	672	736
		$1,144	$1,042	$86		$84	$2,592	$2,834

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP

Revenues generated by our Infrastructure segment increased by $102 million while FFO increased by $2 million compared to the prior year quarter, due to:

•	our acquisition of a Colombian natural gas distribution and commercialization business during the quarter, which contributed $83 million to revenue; and

•	organic growth of 5% in revenue and 8% in FFO on a constant-currency basis due to increased tariffs and capital improvements; partially offset by

•	the absence of FFO from our Chilean electricity transmission operation which was sold in the first quarter of 2018; and

•	the unfavorable impact of foreign exchange.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Utilities	$139	$168
Transport	133	134
Energy	54	43
Data infrastructure	19	19
Corporate	(51)	(69)
Attributable to unitholders	294	295
Non-controlling interests and other[1]	(216)	(215)
Brookfield’s interest	$78	$80

1.	Includes incentive distributions paid to Brookfield of $34 million (2017 – $28 million) as the general partner of BIP
BIP’s FFO for the second quarter of 2018 was $294 million, of which our share was $78 million, compared to $80 million in the prior year quarter.

Q2 2018 INTERIM REPORT 36

Results from our transport and data infrastructure (formerly known as “communications infrastructure”) business lines were consistent with the prior year quarter. Key variances for the utilities, energy and corporate business lines are described below.
Utilities
FFO of $139 million was $29 million lower than the prior year quarter. The decrease is primarily due to:

•	the impact of the sale of our Chilean electricity transmission operation;

•	issuance of debt by our Brazilian regulated gas transmission business which increased interest expenses; and

•	the impact of lower foreign exchange rates; partially offset by

•	6% organic growth on a constant currency basis; and

•	initial contributions from our recently acquired Colombian natural gas distribution and commercialization business.
Energy
FFO from our energy operations of $54 million was $11 million higher than the prior year quarter due to:

•	higher transportation volumes in our North American natural gas transmission business; and

•	lower interest expense at our North American natural gas transmission business after deleveraging and refinancing initiatives; partially offset by

•	lower natural gas price spreads that reduced margins in our gas storage business.
Corporate
Corporate FFO increased to a deficit of $51 million compared to a deficit of $69 million in the prior year quarter due to:

•	lower base management fees as capitalization values were lower this quarter;

•	lower financing costs as the outstanding balance on the credit facility was paid down; and

•	higher investment income earned by investing proceeds received from the sale of our Chilean electricity transmission operation.

ii.	Sustainable Resources
Sustainable resources’ FFO in the current period increased to $8 million from $4 million. The 2018 harvest was delayed from the first quarter due to poor weather conditions, leading to higher than planned sales in the second quarter and FFO that was higher than the prior year quarter.
Common Equity
Common equity in our Infrastructure segment decreased to $2.6 billion as at June 30, 2018 (December 31, 2017 – $2.8 billion) primarily due to the impact of lower foreign exchange rates, as well as distributions to unitholders.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

37 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BBU, Norbord and other private equity investments as well as realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Business Partners[1]	i	$8,792	$4,879	$55	$13	$1,921	$2,064
Norbord	ii	—	536	97	56	1,412	1,364
Other investments	iii	12	38	4	(7)	871	787
Realized disposition gains	iv	—	—	126	—	—	—
		$8,804	$5,453	$282	$62	$4,204	$4,215

1.
Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU

Revenues generated from our private equity operations increased by $3.4 billion primarily as a result of a full quarter of revenues contributed by our road fuel distribution business which was acquired in May 2017. Included in this business’ revenues and direct costs are significant flow-through duty amounts that are passed through to the customers and recorded gross in both accounts, without impact to margin generated by the business. In addition to the above, revenues increased due to improved pricing at our graphite electrode manufacturing business and from the acquisition of our fuel marketing business in the third quarter of 2017.
These increases were partially offset by the deconsolidation of our investment in Norbord in the fourth quarter of 2017 after we sold our controlling stake in the business. We now record our share of Norbord’s income through the equity accounted income line in our Consolidated Statements of Operations.
FFO, prior to disposition gains, increased by $94 million to $156 million due to:

•	strong performance across multiple operations, particularly improved pricing at our graphite electrode manufacturing business and Norbord; in addition to

•
contributions from recent acquisitions, most notably our marine energy services business and our gaming operations business in Ontario acquired in the third quarter of 2017 and first quarter of 2018, respectively; partially offset by

•	lower realized gas prices and volumes at our Canadian energy operations and higher management fees due to increases in BBU capitalization value since the prior year quarter.

Q2 2018 INTERIM REPORT 38

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Construction services	$5	$12
Business services	61	17
Energy	31	11
Industrial operations	94	8
Corporate and other	(14)	(5)
Attributable to unitholders	177	43
Performance fees	(41)	(25)
Non-controlling interests	(44)	(5)
Segment reallocation and other[1]	(37)	—
Brookfield’s interest	$55	$13

1.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU

BBU generated $177 million of FFO, of which our share was $55 million, compared to $13 million in the prior year quarter. Contributions from organic growth in a number of businesses and acquisitions completed since the second quarter of 2017 in our business services and energy operations were partially offset by higher management fees and performance fees due to increases in BBU’s capitalization value and share price, respectively.
Construction Services
Construction services’ FFO decreased by $7 million to $5 million due primarily to lower activity in the Middle East. In addition, while construction activity in our Australian operations increased, this was offset by higher current tax expense due to higher taxable income and changes in legislation in the U.K..
The adoption of IFRS 15, the new revenue recognition standard, affected our construction services business as their long-term construction projects give rise to recognition uncertainty and potentially significant contract modifications. While previously recognized margins, partially offset by taxes, will be released to FFO over time, there is no material impact on FFO in the second quarter of 2018.
Business Services
Business services’ FFO increased by $44 million to $61 million. Excluding the impact of a $46 million disposition gain on the sale of a joint venture in our residential real estate brokerage operations, FFO decreased by $2 million due to:

•	contributions from acquisitions since the prior year quarter, most notably our gaming operations business in Ontario; more than offset by

•	the loss of contributions from our recently-sold real estate brokerage services business.
Energy
FFO from our energy operations increased by $20 million to $31 million due to:

•	contributions from the marine energy services business we acquired in the third quarter of 2017; partially offset by

•	lower realized natural gas prices and a decrease in production at our Canadian energy operations.

39 BROOKFIELD ASSET MANAGEMENT

Industrial Operations
FFO contributed by our industrial operations increased by $86 million to $94 million. Excluding the impact of a $9 million disposition gain on the sale of an operating division within our infrastructure support manufacturing operations, FFO increased due to strong pricing and operational performance at our graphite electrode manufacturing business.
Corporate
The Corporate FFO deficit increased by $9 million to $14 million as increases in BBU’s unit price and capitalization value led to increased management fees.
BBU accrued performance fees of $41 million in the second quarter of 2018 due to the increase in BBU’s unit price above the previous threshold. We record these fees as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $41 million to $97 million as North American benchmark average oriented strand board (“OSB”) prices increased year over year by 24% to $401 per thousand square feet (“Msf”) due to higher demand as U.S. housing starts, particularly for single family homes, continue to increase.

iii.	Other Investments
FFO from other investments increased by $11 million to $4 million from a $7 million deficit primarily due to the direct investment in our marine energy services business which we made in the third quarter of 2017.

iv.	Realized Disposition Gains
Realized disposition gains recorded in the current year quarter include the partial sell down of our graphite electrode manufacturing business through an initial public offering, the sale of a business unit in our infrastructure support products manufacturing operation and the sale of a joint venture interest in a real estate brokerage services business.
Common Equity
Common equity in our Private Equity segment decreased by $11 million from December 31, 2017 to $4.2 billion as the adjustment to opening equity due to the adoption of IFRS 15 was offset by contributions from operating performance. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

Q2 2018 INTERIM REPORT 40

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
North America	$601	$445	$52	$22	$1,677	$1,711
Brazil and other	85	54	(38)	(52)	924	1,204
	$686	$499	$14	$(30)	$2,601	$2,915
Revenues and FFO from our residential operations increased by $187 million and $44 million, respectively, due to additional home closings and higher gross margins in North America as well as a lower loss per unit sold in Brazil.
North America
FFO from our North American operations of $52 million was $30 million higher than the prior year period.
Housing operations contributed $36 million more FFO than the prior year quarter as:

•	U.S. housing operations’ gross margin improved by $30 million, resulting from:

◦	an increase in the number of home closings; and

◦	favorable changes in our product mix as we closed more homes in the western U.S., where prices and market demand remain strong.

•	Canadian housing operations produced $6 million higher gross margin, due to:

◦	an increase in the number of home closings; and

◦	favorable product mix with a higher proportion of Ontario home sales, which typically command higher margins.
FFO from our land development operations remained consistent with the prior year quarter.
Increases in FFO from improved sales were partially offset by increases in sales and marketing expenses and higher current taxes.
As at June 30, 2018, we had 89 active housing communities (December 31, 2017 – 81) and 29 active land communities (December 31, 2017 – 28).
Brazil and Other
FFO from our Brazilian operations improved by $14 million to a loss of $38 million in the current year quarter due to:

•	improved margins on sales of completed inventory compared to the prior year quarter; and

•	the impact of foreign exchange, as the weakening of the Brazilian real against the U.S. dollar reduced the deficit; partially offset by

•	a higher level of selling expenses and maintenance costs associated with delivery of completed inventory.
Our Brazilian operations were affected by the adoption of IFRS 15, the new revenue recognition accounting standard (see Note 2 of this interim report). Recognition of revenue is delayed until keys are delivered to the client, whereas previously revenue was recognized when the building was completed. There is no material impact associated with releasing previously recognized margins into FFO during the current quarter.

41 BROOKFIELD ASSET MANAGEMENT

Our focus over the past two years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During 2016 and 2017, we completed and delivered 57 projects. We continued to sell down the remaining inventory in the second quarter of 2018, however, overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses in respect of completed development projects.
We began 2018 with 18 projects under construction and as of June 30, 2018, we have 20 projects under construction, of which 18 relate to new projects launched since late 2016 which we believe will command higher margins than older projects.
Common Equity
Common equity was $2.6 billion at June 30, 2018 (December 31, 2017 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The lower equity balance as at June 30, 2018 is primarily attributable to the impact of the Brazilian real weakening compared to the U.S. dollar. Equity as at June 30, 2018 is inclusive of a $15 million adjustment that reduced common equity as at January 1, 2018 due to the adoption of the new revenue recognition standard discussed above.

Q2 2018 INTERIM REPORT 42

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO			Common Equity
	2018	2017	2018		2017	2018	2017
Cash and financial assets, net	$17	$19	$14		$11	$3,401	$2,255
Corporate borrowings	—	—	(80)	3	(63)	(6,424)	(5,659)
Preferred equity[1]	—	—	—		—	(4,192)	(4,192)
Other corporate investments	30	54	3		2	32	41
Corporate costs and taxes/net working capital	—	—	(42)		3	168	(338)
	$47	$73	$(105)		$(47)	$(7,015)	$(7,893)

1.	FFO excludes preferred share distributions of $38 million (2017 – $35 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at June 30, 2018 our financial assets consist of:

•	$3.6 billion of cash and other financial assets (December 31, 2017 – $2.4 billion); partially offset by

•	$189 million (December 31, 2017 – $183 million) of deposits and other liabilities.
FFO from our cash and financial assets portfolio of $14 million was $3 million higher than the prior year quarter. While we earned interest income from a direct loan that we funded in the second half of 2017, the overall mark-to-market on our financial asset portfolio was relatively flat.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income.
The $80 million reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year quarter as a result of $1.6 billion of corporate debt issued in the last twelve months.
Preferred equity does not revalue under IFRS.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities and was in an asset position of $168 million as at June 30, 2018 (December 31, 2017 – liability of $338 million). Included within this balance are net deferred income tax assets of $1.1 billion (December 31, 2017 – $590 million) which increased following the acquisition of a business during the first quarter of 2018 with net operating losses that can be used to offset future projected net income. FFO includes corporate costs and cash taxes, which increased due to continued expansion of the business and cash taxes reported during the current quarter as opposed to a recovery in the prior year quarter.
The common equity deficit in our Corporate segment was reduced to $7.0 billion at June 30, 2018, primarily due to a higher balance of cash and financial assets and the increase in deferred tax assets, partially offset by $1.0 billion of corporate debt issued in the first quarter of 2018.

43 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
STRATEGY
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as to fund unforeseen requirements. We structure our debt and other financial obligations to provide a stable capitalization that provides attractive leverage to investors, and that withstands business cycles.
We manage our liquidity and capital resources on a group-wide basis, however it is organized into three principal tiers:

•	the corporation;

•	our principal subsidiaries: BPY, BEP, BIP and BBU; and

•	the operating asset level, which includes individual assets, businesses and portfolio investments.
The following are key elements of our capital strategy:

•
Structure borrowings to investment-grade levels, or on a path to investment-grade levels for certain newly acquired assets. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

•	Provide recourse only to the specific assets being financed, without cross-collateralization or parental guarantees. This aims to limit the impact of weak performance by one asset or business group.

•
Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment. We will hedge the remaining currency exposure on our net equity, unless it is cost prohibitive to do so.

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed issuers are able to finance their operations, including investments and developments (whether direct or through private funds), on a standalone basis without recourse to or reliance on the corporation.

CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Consolidated Capitalization1 – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At June 30, 2018, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization1 – reflects the amount of debt held in the corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At June 30, 2018, 78% of our corporate capitalization was common and preferred equity, which totaled $28.6 billion (Dec. 31, 2017 – $28.2 billion).
Capitalization at Our Share1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments. Capitalization at our share is a non-IFRS measure. We present a reconciliation of capitalization at our share to consolidated capitalization in the Glossary of Terms.

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 44

The following table presents our capitalization on a consolidated, corporate and our share basis:

		Consolidated		Corporate		Our Share
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Ref.	2018	2017	2018	2017	2018	2017
Corporate borrowings	i	$6,424	$5,659	$6,424	$5,659	$6,424	$5,659
Non-recourse borrowings
Property-specific borrowings	i	70,638	63,721	—	—	31,171	30,210
Subsidiary borrowings	i	8,107	9,009	—	—	5,599	5,711
		85,169	78,389	6,424	5,659	43,194	41,580
Accounts payable and other		18,330	17,965	1,419	2,140	9,620	10,880
Deferred income tax liabilities		11,103	11,409	183	160	4,606	5,204
Subsidiary equity obligations		3,894	3,661	—	—	1,659	1,648
Liabilities associated with assets classified as held for sale		1,502	1,424	—	—	249	703
Equity
Non-controlling interests		50,597	51,628	—	—	—	—
Preferred equity	ii	4,192	4,192	4,192	4,192	4,192	4,192
Common equity	iii	24,381	24,052	24,381	24,052	24,381	24,052
		79,170	79,872	28,573	28,244	28,573	28,244
Total capitalization		$199,168	$192,720	$36,599	$36,203	$87,901	$88,259
i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Term debt	4.6%	4.6%	10	10	$6,468	$5,594
Revolving facilities	—%	1.6%	5	4	—	103
Deferred financing costs	n/a	n/a	n/a	n/a	(44)	(38)
Total					$6,424	$5,659
As at June 30, 2018, corporate borrowings included term debt of $6.5 billion (Dec. 31, 2017 – $5.6 billion) which had an average term to maturity of 10 years (Dec. 31, 2017 – 10 years). Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2019 until 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $650 million of 3.9% notes and $350 million of 4.7% notes with maturities of 2028 and 2047, respectively in the first quarter of 2018. This is partially offset by $130 million of foreign currency depreciation and repayments of $103 million on the corporate revolving facility.
We had no commercial paper or bank borrowings outstanding at June 30, 2018 (Dec. 31, 2017 – $103 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. As at June 30, 2018, $74 million of the facilities were utilized for letters of credit (Dec. 31, 2017 – $79 million).

45 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the corporation.

	Average Rate		Average Term		Consolidated
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	4.6%	4.4%	4	4	$39,920	$37,235
Renewable power	5.3%	5.9%	9	9	14,773	14,230
Infrastructure	5.2%	4.7%	7	8	10,361	9,010
Private equity and other	6.2%	6.7%	5	6	5,254	2,898
Residential development	9.4%	9.6%	2	2	330	348
Total	5.0%	4.9%	6	6	$70,638	$63,721
Property-specific borrowings have increased by $6.9 billion since December 31, 2017. The additional borrowings in our real estate operations are primarily related to the acquisitions of an extended-stay hospitality business and a U.K. student housing business. The additional borrowings in our infrastructure operations are primarily related to additional financings at our Brazilian regulated gas transmission business. The additional borrowings in our private equity operations are primarily related to additional financings at our graphite electrode business. In addition to acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the corporation.

	Average Rate		Average Term		Consolidated
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	3.9%	3.3%	1	2	$2,868	$3,214
Renewable power	4.2%	4.5%	5	6	2,059	1,665
Infrastructure	3.4%	3.1%	4	4	1,256	2,102
Private equity	3.4%	3.9%	1	2	93	380
Residential development	6.1%	6.3%	4	5	1,831	1,648
Total	4.4%	4.1%	3	4	$8,107	$9,009
Subsidiary borrowings generally have no recourse to the corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $902 million as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from our capital recycling program.

Q2 2018 INTERIM REPORT 46

Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate, long-term financings. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
	2018		2017		2018		2017
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$6,424	4.6%	$5,556	—%	$—	1.6%	$103
Property-specific borrowings	4.9%	32,374	5.0%	33,106	5.0%	38,264	4.8%	30,615
Subsidiary borrowings	4.9%	4,537	4.8%	4,800	3.8%	3,570	3.2%	4,209
Total	4.9%	$43,335	5.0%	$43,462	4.9%	$41,834	4.6%	$34,927
The average floating rate associated with our property-specific borrowings was impacted by higher underlying floating rate indices in the first half of 2018.
From time to time, the businesses enter into interest rate contracts to swap their floating rate debt to fixed rate. As at June 30, 2018, 81% of our share of debt outstanding, reflecting swaps, was fixed rate.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)		2018	2017	2018	2017
Fixed rate-reset	Perpetual	4.2%	4.2%	$2,912	$2,912
Fixed rate	Perpetual	4.8%	4.8%	749	749
Floating rate	Perpetual	2.6%	2.3%	531	531
Total		4.1%	4.1%	$4,192	$4,192
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2018 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Outstanding at beginning of period	957.0	958.6	958.8	958.2
Issued (repurchased)
Repurchases	—	(0.1)	(5.2)	(2.0)
Long-term share ownership plans[1]	0.4	0.2	3.8	2.4
Dividend reinvestment plan and others	0.1	—	0.1	0.1
Outstanding at end of period	957.5	958.7	957.5	958.7
Unexercised options and other share-based plans[1]	46.2	49.3	46.2	49.3
Total diluted shares at end of period	1,003.7	1,008.0	1,003.7	1,008.0

1.	Includes management share option plan and restricted stock plan

47 BROOKFIELD ASSET MANAGEMENT

The company holds 34.0 million Class A shares (December 31, 2017 – 30.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 5.4 million (December 31, 2017 – 9.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2018 and December 31, 2017, resulting in a net reduction of 28.6 million (December 31, 2017 – 21.4 million) diluted shares outstanding.
During the second quarter of 2018, 0.8 million options were exercised, all of which were exercised on a net-settled basis, resulting in the cancellation of 0.5 million vested options.
The cash value of unexercised options was $1.1 billion as at June 30, 2018 (December 31, 2017 – $994 million) based on the proceeds that would be paid on exercise of the options.
As of August 14, 2018, the corporation had outstanding 957,667,572 Class A shares and 85,120 Class B shares. Refer to Note 11 of this interim report for additional information on equity.
LIQUIDITY
Capital Requirements
On a consolidated basis, our two largest normal course capital requirements are the funding of acquisitions and debt maturities. As an asset manager, most of our acquisitions are completed by the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core Liquidity1
Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities at the corporate and listed partnership level.
We include our principal subsidiaries BPY, BEP, BIP and BBU in assessing our overall liquidity because of their role in funding acquisitions both directly and through our private funds. The following table presents core liquidity on a corporate and operating segment basis:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2018	2017
Cash and financial assets, net	$3,401	$214	$273	$475	$927	$5,290	$3,218
Undrawn committed credit facilities	1,861	429	558	1,916	825	5,589	4,839
Core liquidity	5,262	643	831	2,391	1,752	10,879	8,057
Uncalled private fund commitments	—	13,351	2,242	5,161	1,251	22,005	18,591
Total liquidity	$5,262	$13,994	$3,073	$7,552	$3,003	$32,884	$26,648
We continue to maintain elevated liquidity levels along with client commitments to our private funds, which totaled $22.0 billion at the end of the period, as we continue to pursue a number of attractive investment opportunities.

1.	See definition in Glossary of Terms beginning on page 55

Q2 2018 INTERIM REPORT 48

Corporate Liquidity
As at June 30, 2018, core liquidity at the corporate level was $5.3 billion, consisting of $3.4 billion in cash and financial assets, net of deposits and other liabilities, and $1.9 billion in undrawn credit facilities. Corporate level liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed issuers and private funds, as well as seeding new investment products.
We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on the following page. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means. Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive proceeds in the form of realized carried interest from asset sales within private funds and from time to time from the sale of directly held assets.
During the second quarter of 2018, we earned $239 million of fee related earnings. We received $344 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $14 million. Interest expense and preferred share distributions totaled $80 million and $38 million, respectively, and corporate operating expenses, cash taxes and other investment income totaled $39 million. We paid $144 million in cash dividends on our common equity for the three months ended June 30, 2018.
Earnings and distributions received by the corporation are available for distribution or reinvestment and are as follows:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended	Six Months Ended
Asset management
Fee revenues	$377	$852
Direct costs	(138)	(270)
Fee related earnings	239	582
Realized carried interest	2	22
Asset management FFO	241	604

Invested capital
Cash distributions received from listed investments[1]	344	687

Capitalization, net
Financial asset earnings	14	36
Corporate costs, cash taxes and other corporate investments	(39)	(77)
Corporate interest expense	(80)	(158)
Corporate FFO	(105)	(199)
Preferred share dividends	(38)	(76)
	(143)	(275)
Cash available for distribution/reinvestment[1]	$442	$1,016

1.	See definition in Glossary of Terms beginning on page 55

49 BROOKFIELD ASSET MANAGEMENT

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT JUN. 30, 2018 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Current Rate)[3]	Distributions (Actual LTM)[3]
Distributions from listed investments
Brookfield Property Partners[3]	69.4%	488.0	$1.26	$10,547	$691	$672
Brookfield Renewable Partners	60.3%	188.4	1.96	5,661	369	363
Brookfield Infrastructure Partners	29.9%	117.7	1.88	4,519	221	210
Brookfield Business Partners	68.0%	87.9	0.25	3,362	22	21
Norbord	40.1%	34.8	1.83	1,432	64	69
Acadian	44.9%	7.5	0.86	114	6	7
					1,373	1,342
Financial assets and other[4]	Various	Various	Various	3,990	210	151
Total					$1,583	$1,493

1.	Based on the number of units held as at June 30, 2018 multiplied by distributions per unit

2.	BPY’s quoted value includes $1.3 billion of preferred shares. Fully diluted ownership is 64.0%, assuming conversion of convertible preferred shares held by a third party

3.
Distributions (current rate) are calculated by multiplying units held as at June 30, 2018 by distributions per unit. BPY’s distributions include $76 million of preferred share dividends received by the corporation

4.	Includes cash and cash equivalents, financial assets net of deposits and other listed private equity investments

Q2 2018 INTERIM REPORT 50

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Operating activities	$923	$1,159	$2,195	$1,698
Financing activities	2,784	3,756	3,826	6,614
Investing activities	(3,677)	(6,894)	(5,075)	(8,219)
Change in cash and cash equivalents	$30	$(1,979)	$946	$93
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $923 million in the second quarter of 2018, a $236 million decrease from the second quarter of 2017. Operating cash flows prior to non-cash working capital and residential inventory were $1.4 billion during the second quarter of 2018, $212 million higher than 2017 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months.
Financing Activities
The company generated $2.8 billion of cash flows from financing activities during the second quarter of 2018, as compared to $3.8 billion in the second quarter of 2017. Our subsidiaries issued $9.6 billion (2017 – $7.5 billion) and repaid $5.6 billion (2017 – $4.5 billion) of property-specific and subsidiary borrowings, for a net issuance of $4.0 billion (2017 – $3.0 billion) during the quarter. We raised $1.1 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, raised $835 million of short-term borrowings backed by private fund commitments, and returned $2.9 billion to our investors in the form of either distributions or return of capital. Most of the activity related to acquisitions across our various operating segments.
Investing Activities
During the second quarter of 2018, we invested $5.1 billion and generated proceeds of $1.2 billion from dispositions for net cash deployed in investing activities of $3.9 billion. This compares to net cash deployed of $6.9 billion during the same period in 2017. We acquired $2.6 billion of consolidated subsidiaries within our real estate, infrastructure, renewable power and private equity operations, as well as $220 million of equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 for further details. We continued to acquire financial assets, which represent a net outflow of $321 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk. Investing activities in the prior year quarter included the acquisitions of a Brazilian regulated gas transmission business within our Infrastructure segment and a Brazilian water treatment business in our Private Equity segment.

51 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB, judgments and estimates, see our significant accounting policies contained in Note 2 of this interim report and Note 2 of the December 31, 2017 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and IFRS 9 Financial Instruments ("IFRS 9") effective January 1, 2018.
The adoption of IFRS 15, which applies to nearly all contracts with customers and specifies how and when revenue should be recognized, required the application of significant critical estimates and judgments. We adopted the standard using the modified retrospective approach in which a cumulative catch-up adjustment was recorded through opening equity on January 1, 2018 as if the standard had always been in effect and whereby comparative periods were not restated. The adoption of IFRS 15 resulted in a $280 million reduction in opening equity, attributable primarily to our construction services business in the Private Equity segment. Under IFRS 15, revenue from construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under the superseded standards, revenue was recognized when it was probable that work performed would result in revenue; under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications.
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities and includes new guidance which aligns hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting, introducing greater judgment to assess the effectiveness of a hedging relationship. We adopted the standard on January 1, 2018 using transitional provisions permitting us to not restate prior period comparative information, recording an insignificant adjustment to opening equity.
Refer to Note 2(b) of this interim report for the impact of the adoption and an overview of the new accounting policies.
Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Valuations, which are prepared at the investment property level, are updated at each balance sheet date with gains or losses recognized in net income. Please refer to Part 5 of Management’s Discussion and Analysis in the December 31, 2017 Annual Report for additional information about our methodologies, processes and controls.

Q2 2018 INTERIM REPORT 52

The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs; discount rates; and terminal capitalization rates. The following table presents the key valuation metrics of our real estate assets at June 30, 2018 and December 31, 2017:

	Core Office		Opportunistic and Other		Weighted Average
AS AT JUN. 30, 2018 AND DEC. 31, 2017	2018	2017	2018	2017	2018	2017
Discount rate	6.9%	6.9%	7.3%	7.3%	7.2%	7.1%
Terminal capitalization rate	5.8%	5.8%	7.0%	7.0%	6.3%	6.2%
Investment horizon (years)	11	11	8	9	10	10
The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our investment properties as at June 30, 2018 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT JUN. 30, 2018 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$14,868	$830
Canada	4,243	215
Australia	2,458	150
Europe	1,302	—
Brazil	291	35
Opportunistic and other
Opportunistic Office	7,006	289
Opportunistic Retail	3,352	129
Industrial	2,602	91
Multifamily	4,141	205
Triple Net Lease	4,876	169
Self-storage	827	58
Student Housing	2,299	59
Manufactured Housing	2,320	102
Mixed-Use	2,460	121
Other investment properties	5,392	260
Total	$58,437	$2,713

53 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities. As a result, we include 100% of the revenues and expenses of these entities in our Consolidated Statements of Operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Interests in entities over which we exercise significant influence, but do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within our Consolidated Statements of Comprehensive Income as equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, is instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not use IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of June 30, 2018 and of the development and performance of the business for the six months then ended.

Q2 2018 INTERIM REPORT 54

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
References to the “corporation” represent Brookfield Asset Management Inc. References to “Brookfield,” “BAM,” “us,” “we,” “our” or the “company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities.
We refer to our shareholders as investors in the corporation and we refer to investors as investors of our private funds and listed issuers.
We use Asset manager to refer to our asset management segment which offers a variety of investment products to our investors:

•
We have 40 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core open-end funds. We refer to these funds as our Private Funds.

•	We refer to BPY, BEP, BIP and BBU as our listed issuers or listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	Canary Wharf – Canary Wharf Group plc

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
Performance Measures
Definitions of performance measures, including non-IFRS measures and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are non-IFRS measures; the remainder are IFRS measures or operating measures.
Accumulated unrealized carried interest is a non-IFRS measure that is determined based on cumulative fund performance to date. At the end of each reporting period, the company calculates the carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have actually been realized. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest is included in the definition of unrealized carried interest on page 61.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carry interest than our standard funds.

55 BROOKFIELD ASSET MANAGEMENT

A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT JUN. 30 (MILLIONS)	2018	2017
Carry eligible capital	$46,860	$40,426
Less:
Uncalled private fund commitments	(21,091)	(17,525)
Co-investments and other	(2,290)	(2,150)
Funds not yet at target preferred return	(3,116)	(2,008)
Adjusted carry eligible capital	$20,363	$18,743
Assets under management refers to the total value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. This reflects the consolidated asset values of our consolidated subsidiaries as well as the gross assets value of asset that we classify as equity accounted investments but operate on behalf of our partners. This measure provides users with insight into the scale of our business.
Average consolidated in-place net rents are used to evaluate leasing performance within our Real Estate segment and are calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of rent escalations and free rent amortization.
Base management fees are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life. Base fees from listed partnerships are earned on the total capitalization of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. These entities each pay additional fees of 1.25% on the increase in capitalization above their initial capitalization of $11.5 billion, $8 billion and $1.4 billion, respectively. Base fees for BIP and BBU are 1.25% of total capitalization.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investment, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the corporation.
A reconciliation of consolidated capitalization to capitalization at our share is provided below:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Total consolidated capitalization	$199,168	$192,720
Add: our share of debt of investments in associates	10,958	10,875
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(52,933)	(47,684)
Liabilities associated with assets held for sale	(1,253)	(606)
Accounts payable and other	(8,710)	(7,200)
Deferred tax liabilities	(6,497)	(6,205)
Subsidiary equity obligations	(2,235)	(2,013)
Non-controlling interests	(50,597)	(51,628)
Total capitalization at our share	$87,901	$88,259

Q2 2018 INTERIM REPORT 56

Carried interest is a performance fee arrangement whereby we receive a percentage of investment returns, defined as total fund profit net of fees and expenses, generated within a private fund based on a contractual formula. We are eligible to earn carried interest once returns exceed performance hurdles, ranging from 6% to 10% (compounded annually). Once the fund has achieved the performance hurdles, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit net of fees and expenses, to which we are entitled, ranging from 10% to 20%.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Cash available for distribution/reinvestment is a non-IFRS measure and is the sum of our Asset Management segment FFO and distributions received from our listed investments, net of Corporate FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business. The components of cash available for distribution/reinvestment are provided below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Asset management FFO	$241	$231
Dividends received from listed issuers	344	315
Corporate activities FFO
Financial assets earnings	14	11
Corporate costs, cash taxes and other corporate investments	(39)	5
Corporate interest expense	(80)	(63)
	(105)	(47)
Preferred share dividends	(38)	(35)
Cash available for distribution/reinvestment	$442	$464
Cash distributions received from listed issuers represent dividends paid to the company by our listed issuers, Norbord and Acadian based on their publicly disclosed distribution policies and our ownership levels.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in GGP, Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the corporation and the listed partnerships. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the corporation and our issued and outstanding common and preferred shares.

57 BROOKFIELD ASSET MANAGEMENT

Economic net income (“ENI”) is a non-IFRS measure used for our Asset Management segment and is the sum of fee related earnings and unrealized carried interest, net of associated costs (which are predominantly associated with employee long-term incentive plans and taxes). We provide this measure as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios. We use this measure to evaluate the total value created within our funds in a period and it is a leading indicator for future growth of our asset management FFO. ENI is a widely used measure in the alternative asset management industry and we believe it provides investors a meaningful data point to benchmark the performance of our Asset Management segment against our peers.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2018	2017
Fee related earnings	$241	$231
Realized carried interest, net	2	—
Asset management FFO	243	231
Less: Realized carried interest, net	(2)	—
Unrealized carried interest generated in the period, net	95	125
ENI	$336	$356
Economic ownership interest represents the company’s proportionate equity interest in our listed issuers which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. REUs share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both invested and uninvested (i.e. uncalled) amounts, as well as amounts invested directly by investors (co-investments). We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.
Fee related earnings is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues include base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.

Q2 2018 INTERIM REPORT 58

Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Six Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Net income	$1,664	$958	$1.67	$0.94	$3,519	$1,476	$3.53	$1.44
Realized disposition gains recorded as fair value changes or equity	95	499	0.10	0.51	515	651	0.53	0.67
Non-controlling interest in FFO	(1,294)	(1,103)	(1.34)	(1.13)	(2,756)	(2,032)	(2.82)	(2.08)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	283	241	0.29	0.25	616	363	0.63	0.37
Fair value changes	(833)	(213)	(0.85)	(0.22)	(1,405)	(9)	(1.44)	(0.01)
Depreciation and amortization	672	613	0.69	0.63	1,342	1,112	1.37	1.14
Deferred income taxes	203	31	0.21	0.03	129	139	0.13	0.14
Total FFO	$790	$1,026	$0.77	$1.01	$1,960	$1,700	$1.93	$1.67
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

59 BROOKFIELD ASSET MANAGEMENT

Incentive distributions are determined by contractual arrangements and are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2018	Current Distribution Rate[1]	Distribution Hurdles (per unit)			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$1.88	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	1.96	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.26	1.10	/	1.20	15% / 25%
TerraForm Power (TERP)	0.76	0.93	/	1.05	15% / 25%

1.	Annualized rate based on June 30, 2018 distribution rates
Invested capital is the amount of common equity in our operating segments. We measure segment assets based on common equity by segment. We utilize common equity by segment to analyze our deconsolidated balance sheet and to assist in capital allocation decisions.
Long-term average generation (“LTA”) is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, which vary from one period to the next.
Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly, whereas performance fees within public security funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized carried interest represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is after direct costs, which include employee expenses and cash taxes.
Realized disposition gains/losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Uninvested capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, investors retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as pledged or allocated.
Unrealized carried interest is a non-IFRS measure and is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.

Q2 2018 INTERIM REPORT 60

The following table identifies the inputs of accumulated carried interest to arrive at unrealized carried interest generated in the period:

AS AT JUN. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2018
Real Estate	$8,658	1.8x	20%	18%
Infrastructure	9,609	1.4x	20%	16%
Private Equity	2,096	2.7x	20%	20%
	$20,363
2017
Real Estate	$8,676	1.8x	20%	10%
Infrastructure	8,453	1.4x	20%	15%
Private Equity	1,614	1.4x	20%	11%
	$18,743

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90 – 1.50% and our opportunistic and private equity funds pay fees of 1.50 – 2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
	Jun. 30, 2018	Mar. 31, 2018	Change	Jun. 30, 2017	Mar. 31, 2017	Change
Real Estate	$1,155	$1,097	$58	$666	$575	$91
Infrastructure	683	690	(7)	479	427	52
Private Equity	689	629	60	74	62	12
Accumulated unrealized carried interest	2,527	2,416	111	1,219	1,064	155
Less: associated expenses[1]	(778)	(760)	(18)	(384)	(354)	(30)
Accumulated unrealized carry, net	$1,749	$1,656	93	$835	$710	125
Add: realized carried interest, net			2			—
Unrealized carried interest, net			$95			$125

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30 – 35% of carried interest generated
Unrealized carried interest, net is after direct costs, which include employee expenses and taxes.

61 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Note	2018	2017
Assets
Cash and cash equivalents	5	$5,913	$5,139
Other financial assets	5, 6	5,589	4,800
Accounts receivable and other	5, 6	12,656	11,973
Inventory	6	6,560	6,311
Assets classified as held for sale	7	2,443	1,605
Equity accounted investments		30,025	31,994
Investment properties	8	58,437	56,870
Property, plant and equipment	9	55,698	53,005
Intangible assets		13,423	14,242
Goodwill		6,276	5,317
Deferred income tax assets		2,148	1,464
Total Assets		$199,168	$192,720

Liabilities and Equity
Accounts payable and other	5, 6	$18,330	$17,965
Liabilities associated with assets classified as held for sale	7	1,502	1,424
Corporate borrowings	5, 6	6,424	5,659
Non-recourse borrowings
Property-specific borrowings	5, 6	70,638	63,721
Subsidiary borrowings	5, 6	8,107	9,009
Deferred income tax liabilities		11,103	11,409
Subsidiary equity obligations	5	3,894	3,661

Equity
Preferred equity		4,192	4,192
Non-controlling interests		50,597	51,628
Common equity	11	24,381	24,052
Total equity		79,170	79,872
Total Liabilities and Equity		$199,168	$192,720

Q2 2018 INTERIM REPORT 62

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2018	2017	2018	2017
Revenues	12	$13,276	$9,444	$25,907	$15,445
Direct costs		(10,781)	(7,332)	(20,872)	(11,719)
Other income and gains		95	—	437	265
Equity accounted income		342	250	630	585
Expenses
Interest		(1,066)	(865)	(2,103)	(1,708)
Corporate costs		(24)	(20)	(51)	(45)
Fair value changes	13	833	213	1,405	9
Depreciation and amortization		(672)	(613)	(1,342)	(1,112)
Income taxes		(339)	(119)	(492)	(244)
Net income		$1,664	$958	$3,519	$1,476
Net income attributable to:
Shareholders		$680	$225	$1,537	$188
Non-controlling interests		984	733	1,982	1,288
		$1,664	$958	$3,519	$1,476
Net income per share:
Diluted	11	$0.62	$0.19	$1.43	$0.12
Basic	11	0.64	0.20	1.46	0.12

63 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
Net income	$1,664	$958	$3,519	$1,476
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	43	78	74	128
Marketable securities	(9)	47	(10)	54
Equity accounted investments	(6)	4	6	7
Foreign currency translation	(2,651)	(730)	(2,342)	(87)
Income taxes	(52)	6	(71)	11
	(2,675)	(595)	(2,343)	113
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	179	11	178	11
Revaluation of pension obligations	3	(9)	8	(12)
Equity accounted investments	2	—	2	—
Marketable securities	227	—	302	—
Income taxes	(84)	—	(83)	1
	327	2	407	—
Other comprehensive income (loss)	(2,348)	(593)	(1,936)	113
Comprehensive income (loss)	$(684)	$365	$1,583	$1,589
Attributable to:
Shareholders
Net income	$680	$225	$1,537	$188
Other comprehensive income (loss)	(645)	(94)	(504)	166
Comprehensive income	$35	$131	$1,033	$354

Non-controlling interests
Net income	$984	$733	$1,982	$1,288
Other comprehensive income (loss)	(1,703)	(499)	(1,432)	(53)
Comprehensive income (loss)	$(719)	$234	$550	$1,235
Q2 2018 INTERIM REPORT 64

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2018	$4,443	$246	$12,320	$1,470	$6,693	$(835)	$119	$24,456	$4,192	$52,667	$81,315
Changes in period:
Net income	—	—	680	—	—	—	—	680	—	984	1,664
Other comprehensive income	—	—	—	—	11	(778)	122	(645)	—	(1,703)	(2,348)
Comprehensive income	—	—	680	—	11	(778)	122	35	—	(719)	(684)
Shareholder distributions
Common equity	—	—	(144)	—	—	—	—	(144)	—	—	(144)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,767)	(1,767)
Other items
Equity issuances, net of redemptions	9	(2)	(1)	—	—	—	—	6	—	(128)	(122)
Share-based compensation	—	13	(10)	—	—	—	—	3	—	—	3
Ownership changes	—	—	(33)	97	—	(2)	1	63	—	544	607
Total change in period	9	11	454	97	11	(780)	123	(75)	—	(2,070)	(2,145)
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2017	$4,404	$237	$11,234	$1,213	$6,733	$(1,049)	$(261)	$22,511	$3,950	$43,965	$70,426
Changes in period:
Net income	—	—	225	—	—	—	—	225	—	733	958
Other comprehensive income	—	—	—	—	2	(170)	74	(94)	—	(499)	(593)
Comprehensive income	—	—	225	—	2	(170)	74	131	—	234	365
Shareholder distributions
Common equity	—	—	(237)	—	—	—	—	(237)	—	—	(237)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(813)	(813)
Other items
Equity issuances, net of redemptions	9	(3)	(5)	—	—	—	—	1	(1)	3,580	3,580
Share-based compensation	—	14	3	—	—	—	—	17	—	1	18
Ownership changes	—	—	—	(76)	—	18	(1)	(59)	—	800	741
Total change in period	9	11	(49)	(76)	2	(152)	73	(182)	(1)	3,802	3,619
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

65 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	1,537	—	—	—	—	1,537	—	1,982	3,519
Other comprehensive income	—	—	—	—	14	(739)	221	(504)	—	(1,432)	(1,936)
Comprehensive income	—	—	1,537	—	14	(739)	221	1,033	—	550	1,583
Shareholder distributions
Common equity	—	—	(287)	—	—	—	—	(287)	—	—	(287)
Preferred equity	—	—	(76)	—	—	—	—	(76)	—	—	(76)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,410)	(3,410)
Other items
Equity issuances, net of redemptions	24	(32)	(188)	—	—	—	—	(196)	—	1,504	1,308
Share-based compensation	—	26	(19)	—	—	—	—	7	—	1	8
Ownership changes	—	—	158	108	(191)	2	(11)	66	—	408	474
Total change in period	24	(6)	1,125	108	(177)	(737)	210	547	—	(947)	(400)
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

3.	See financial statement Note 2(b)

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period:
Net income	—	—	188	—	—	—	—	188	—	1,288	1,476
Other comprehensive income	—	—	—	—	2	41	123	166	—	(53)	113
Comprehensive income	—	—	188	—	2	41	123	354	—	1,235	1,589
Shareholder distributions
Common equity	—	—	(372)	—	—	—	—	(372)	—	—	(372)
Preferred equity	—	—	(71)	—	—	—	—	(71)	—	—	(71)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,598)	(1,598)
Other items
Equity issuances, net of redemptions	23	(14)	(58)	—	—	—	—	(49)	(5)	4,187	4,133
Share-based compensation	—	28	2	—	—	—	—	30	—	2	32
Ownership changes	—	—	6	(62)	(17)	14	(3)	(62)	—	706	644
Total change in period	23	14	(305)	(62)	(15)	55	120	(170)	(5)	4,532	4,357
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q2 2018 INTERIM REPORT 66

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2018	2017	2018	2017
Operating activities
Net income		$1,664	$958	$3,519	$1,476
Other income and gains		(95)	—	(437)	(265)
Share of undistributed equity accounted earnings		(165)	(155)	201	(262)
Fair value changes		(833)	(213)	(1,405)	(9)
Depreciation and amortization		672	613	1,342	1,112
Deferred income taxes		203	31	129	139
Investments in residential inventory		83	(11)	22	(107)
Net change in non-cash working capital balances		(606)	(64)	(1,176)	(386)
		923	1,159	2,195	1,698
Financing activities
Corporate borrowings arranged		—	—	1,003	743
Corporate borrowings repaid		—	(434)	—	(434)
Commercial paper and bank borrowings, net		—	—	(103)	—
Non-recourse borrowings arranged		9,649	7,520	18,937	13,753
Non-recourse borrowings repaid		(5,619)	(4,505)	(13,621)	(9,770)
Non-recourse credit facilities, net		835	(1,296)	269	184
Subsidiary equity obligations issued		26	—	188	249
Subsidiary equity obligations redeemed		(32)	(123)	(374)	(299)
Capital provided from non-controlling interests		1,050	4,282	2,717	5,609
Capital repaid to non-controlling interests		(1,178)	(702)	(1,213)	(1,422)
Preferred equity redemptions		—	(1)	—	(4)
Common shares issued		2	2	7	9
Common shares repurchased		—	(4)	(211)	(65)
Distributions to non-controlling interests		(1,767)	(813)	(3,410)	(1,598)
Distributions to shareholders		(182)	(170)	(363)	(341)
		2,784	3,756	3,826	6,614
Investing activities
Acquisitions
Investment properties		(546)	(500)	(988)	(890)
Property, plant and equipment		(398)	(412)	(749)	(809)
Equity accounted investments		(220)	(555)	(417)	(712)
Financial assets and other		(1,361)	(1,115)	(2,195)	(1,896)
Acquisition of subsidiaries		(2,557)	(5,949)	(4,942)	(7,260)
Dispositions
Investment properties		11	175	769	777
Property, plant and equipment		27	13	556	55
Equity accounted investments		155	701	1,483	723
Financial assets and other		991	746	1,374	1,387
Disposition of subsidiaries		(6)	(37)	(1)	470
Restricted cash and deposits		227	39	35	(64)
		(3,677)	(6,894)	(5,075)	(8,219)
Cash and cash equivalents
Change in cash and cash equivalents		30	(1,979)	946	93
Net change in cash classified within assets held for sale		(12)	—	(29)	—
Foreign exchange revaluation		(149)	(19)	(143)	37
Balance, beginning of period		6,044	6,427	5,139	4,299
Balance, end of period		$5,913	$4,429	$5,913	$4,429

67 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2017 that were included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on August 8, 2018.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018 as follows:
i.    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts. The company adopted the standard on January 1, 2018 on a modified retrospective basis with a cumulative catch-up adjustment booked to retained earnings as of January 1, 2018 as if the standard had always been in effect.
The standard is applied only to contracts that are not completed as at January 1, 2018. We also availed ourselves of the practical expedient that permits adopters of the standard to not apply the requirements for contract modifications retrospectively for contracts that were modified before January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Q2 2018 INTERIM REPORT 68

This change in accounting policy affected our opening equity as follows:

(MILLIONS)	Balance at December 31, 2017	IFRS 15 Adjustments	Balance at January 1, 2018
Assets
Accounts receivable and other	$11,973	$(368)	$11,605
Inventory	6,311	258	6,569
Equity accounted investments	31,994	(3)	31,991
Deferred income tax assets	1,464	42	1,506
Other assets	140,978	—	140,978
Total Assets	$192,720	$(71)	$192,649

Liabilities
Accounts payable and other	$17,965	$208	$18,173
Deferred income tax liabilities	11,409	1	11,410
Other liabilities	83,474	—	83,474
Total Liabilities	112,848	209	113,057

Equity
Preferred equity	4,192	—	4,192
Non-controlling interests	51,628	(83)	51,545
Common equity	24,052	(197)	23,855
Total Equity	79,872	(280)	79,592
Total Liabilities and Equity	$192,720	$(71)	$192,649
The $280 million reduction in opening equity is primarily due to the following:

•
within our Private Equity segment, an increase of $120 million in the contract work in progress liability and the reduction of $125 million of accounts receivable. The impact on opening equity was $265 million. These adjustments were primarily the result of construction contracts for which the cost-to-cost input method was adopted to measure progress towards the satisfaction of performance obligations and for which variable consideration will only be recognized when it is highly probable that revenue from such amounts will not be reversed; and

•
within our Residential segment, a reduction of $190 million of accounts receivable, and increases of $250 million in inventory and $90 million in deferred revenue. The impact on opening equity was $15 million. These adjustments were primarily the result of our Brazilian residential homebuilding business for which customers have the ability to cancel their contract prior to the transfer of possession and recent legal cases support that control of the asset does not take place until the client takes possession of the unit.

During the three months ended June 30, 2018, revenues were $34 million lower than they would have been under the superseded standards. The impact is primarily in our residential homebuilding business in Brazil, where revenues associated with recently completed projects have not yet satisfied the performance obligations under IFRS 15, and therefore revenue recognition is deferred. For the six months ended June 30, 2018, the company recognized $31 million of revenues that would not have been recognized under the superseded standards. The absence of revenues in the second quarter was more than offset by revenues originally recognized in the prior year that were deferred as possession of the unit did not transfer to the customer until the first quarter of 2018. The adoption of IFRS 15 did not have a material effect on our other operations, and there was no material impact to our other financial statement accounts as at and for the three and six months ended June 30, 2018.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when it transfers control of a product or service to a customer. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied.

69 BROOKFIELD ASSET MANAGEMENT

The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our private funds, listed partnerships and public securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for improved performance of managed entities. Incentive distributions, paid to us by our listed partnerships, are determined by contractual arrangements and represent a portion of distributions paid by the listed partnerships above a predetermined hurdle. They are accrued as revenue on the respective partnerships’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in its market value exceeds a predetermined threshold, with the value based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We defer recognition of carried interest as revenue until an underlying fund investment is profitably disposed of and that fund’s cumulative returns exceed its preferred returns and when the probability of claw back is remote. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests, and from gaming activities. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue is recognized when goods and services are provided; revenue from leisure activities is recognized over the period of time that activities are completed or during the usage of leisure facilities; and gaming revenue is recognized and measured at the daily net win or loss. Advances received from guest bookings or the purchase of gaming chips are recognized as a liability until the revenue is recognized.
Renewable Power
Revenue is earned by selling electricity sourced from our power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to the customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our private equity operations primarily consists of (i) sales of goods or products which are recognized as revenue when the product is shipped and title passes to the customer; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.

Q2 2018 INTERIM REPORT 70

Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. Work-in-progress is recognized as costs are incurred and reclassified to accounts receivable when invoiced. A contract liability is recognized if payments are received before work is completed. Variable consideration, such as claims and incentives, is included in the transaction price when it is highly probable that such revenue will not reverse.
Residential
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when we transfer control over a product to a customer, all material conditions of the sales contract have been met and consideration has been paid. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
Real estate rental income is recognized in accordance with IAS 17, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
ii.    Financial Instruments
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes new guidance which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting. The company adopted the standard on January 1, 2018 and applied IFRS 9 retrospectively, using transitional provisions that allowed the company to not restate prior period comparative information, recording an insignificant adjustment to opening equity. The Company has elected to use IFRS 9 hedge accounting. The standard is applied only to financial instruments held as at January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash characteristics of the financial assets. The company classifies its financial liabilities as amortized cost or FVTPL.

•
Financial instruments classified as FVTPL are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within net earnings. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.

•
Financial instruments classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.

•	Financial instruments classified as amortized cost are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method.

71 BROOKFIELD ASSET MANAGEMENT

The following table presents the types of financial instruments held by the company within each financial instrument classification under IAS 39 and IFRS 9:

Measurement
Financial Instrument Type	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Other financial assets
Government bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Corporate bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Fixed income securities and other	FVTPL, Available for sale	FVTPL, FVTOCI
Common shares and warrants	FVTPL, Available for sale	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Loans and receivables	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Loans and receivables	FVTPL, FVTOCI, Amortized cost

Financial Liabilities
Corporate borrowings	Loans and receivables	Amortized cost
Property-specific borrowings	Loans and receivables	Amortized cost
Subsidiary borrowings	Loans and receivables	Amortized cost
Accounts payable and other[1]	FVTPL, Loans and receivables	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Loans and receivables	FVTPL, Amortized cost

1.	Includes derivative instruments
For financial assets classified as amortized cost or debt instruments as FVTOCI, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded. The company uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses. These changes have not had a material impact on the company’s consolidated financial statements as at January 1, 2018 and June 30, 2018.
Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge.

Q2 2018 INTERIM REPORT 72

The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Certain hedge accounting relationships relating to aggregated foreign currency exposures qualify for hedge accounting under this new standard and the company has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively, commencing on January 1, 2018.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
iii.    Foreign Currency Transactions and Advance Consideration
IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company adopted the standard using the prospective approach, and there is no material impact.
c)    Future Changes in Accounting Standards
i.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.
Management has participated in strategic planning sessions with its subsidiaries and associates in order to provide guidance regarding the key considerations and to develop an adoption project plan. Management is completing its assessment of existing contractual arrangements to identify the existing population of leases that would be capitalized under the new standard. Next steps include performing an initial quantification of the existing obligations, assessing any potential impact to IT systems and internal controls and reviewing the additional disclosures required by the new standard.
Management currently anticipates adopting the standard using the modified retrospective approach, which will result in a one-time adjustment to opening retained earnings as of January 1, 2019 as if the standard had always been in effect, and intends to complete the transition using the current definition of a lease. Management is evaluating other transition reliefs that can be applied and is assessing other practical expedients and policy choice options to determine which ones will be adopted.
Management continues to evaluate the overall impact of IFRS 16 on its consolidated financial statements.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

73 BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, business services, energy and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.

Q2 2018 INTERIM REPORT 74

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$18	$1,794	$898	$1,144	$8,678	$686	$58	$13,276
Inter-segment revenues	362	9	3	—	126	—	(11)	489	i
Segmented revenues	380	1,803	901	1,144	8,804	686	47	13,765
FFO from equity accounted investments	—	218	8	193	201	2	3	625	ii
Interest expense	—	(544)	(218)	(133)	(84)	(14)	(80)	(1,073)	iii
Current income taxes	—	(1)	(9)	(47)	(52)	(9)	(18)	(136)	iv
Funds from operations	241	206	66	86	282	14	(105)	790	v
Common equity	334	17,116	4,549	2,592	4,204	2,601	(7,015)	24,381
Equity accounted investments	—	19,309	517	7,363	2,301	434	101	30,025
Additions to non-current assets[1]	—	2,951	3,214	1,514	679	33	24	8,415

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

75 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$63	$1,748	$654	$1,037	$5,370	$499	$73	$9,444
Inter-segment revenues	290	9	—	5	83	—	—	387	i
Segmented revenues	353	1,757	654	1,042	5,453	499	73	9,831
FFO from equity accounted investments	—	243	4	225	39	(12)	(8)	491	ii
Interest expense	—	(453)	(157)	(117)	(60)	(20)	(63)	(870)	iii
Current income taxes	—	(51)	5	(40)	(21)	(3)	22	(88)	iv
Funds from operations	231	661	65	84	62	(30)	(47)	1,026	v
Common equity	312	16,725	4,944	2,834	4,215	2,915	(7,893)	24,052
Equity accounted investments	—	19,596	509	8,793	2,385	346	365	31,994
Additions to non-current assets[1]	—	1,052	77	6,953	3,528	18	2	11,630

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$81	$3,670	$1,837	$2,257	$16,793	$1,145	$124	$25,907
Inter-segment revenues	798	18	6	3	231	—	(24)	1,032	i
Segmented revenues	879	3,688	1,843	2,260	17,024	1,145	100	26,939
FFO from equity accounted investments	—	446	20	432	341	7	—	1,246	ii
Interest expense	—	(1,074)	(447)	(255)	(151)	(31)	(158)	(2,116)	iii
Current income taxes	—	(7)	(16)	(219)	(80)	(13)	(28)	(363)	iv
Funds from operations	604	645	166	427	336	(19)	(199)	1,960	v
Additions to non-current assets[1]	—	6,024	3,484	1,756	803	109	179	12,355

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$100	$3,435	$1,297	$1,785	$7,768	$938	$122	$15,445
Inter-segment revenues	543	17	—	5	161	—	—	726	i
Segmented revenues	643	3,452	1,297	1,790	7,929	938	122	16,171
FFO from equity accounted investments	—	461	5	414	75	(11)	4	948	ii
Interest expense	—	(922)	(322)	(216)	(90)	(42)	(125)	(1,717)	iii
Current income taxes	—	(54)	(12)	(52)	(16)	(5)	34	(105)	iv
Funds from operations	397	986	132	167	164	(38)	(108)	1,700	v
Additions to non-current assets[1]	—	4,709	144	7,273	3,617	41	28	15,812

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill
i.Inter-Segment Revenues
For the three months ended June 30, 2018, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $362 million (2017 – $290 million), revenues earned on construction projects between consolidated entities totaling $122 million (2017 – $83 million) and interest income and other revenues between consolidated entities totaling $5 million (2017 – $14 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2018, the adjustment to external revenues when determining segmented revenues consists of asset management fee revenues earned from consolidated entities totaling $798 million (2017 – $543 million), revenues earned on construction projects between consolidated entities totaling $224 million (2017 – 161 million), and interest income and other revenues totaling $10 million (2017 – $22 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

Q2 2018 INTERIM REPORT 76

ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Consolidated equity accounted income	$342	$250	$630	$585
Non-FFO items from equity accounted investments[1]	283	241	616	363
FFO from equity accounted investments	$625	$491	$1,246	$948

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments

iii.Interest Expense
For the three months ended June 30, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $7 million (2017 – $5 million) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $13 million (2017 – $9 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Current tax expense	$(136)	$(88)	$(363)	$(105)
Deferred income tax expense	(203)	(31)	(129)	(139)
Income tax expense	$(339)	$(119)	$(492)	$(244)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2018	2017	2018	2017
Net income		$1,664	$958	$3,519	$1,476
Realized disposition gains in fair value changes or equity	vi	95	499	515	651
Non-controlling interests in FFO		(1,294)	(1,103)	(2,756)	(2,032)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		283	241	616	363
Fair value changes		(833)	(213)	(1,405)	(9)
Depreciation and amortization		672	613	1,342	1,112
Deferred income taxes		203	31	129	139
Total FFO		$790	$1,026	$1,960	$1,700

77 BROOKFIELD ASSET MANAGEMENT

vi.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $95 million for the three months ended June 30, 2018 (2017 – $499 million), of which $nil relates to prior periods (2017 – $498 million) and $89 million has been recorded directly in equity as changes in ownership (2017 – $nil).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $515 million for the six months ended June 30, 2018 (2017 – $651 million), of which $401 million relates to prior periods (2017 – $581 million) and $89 million has been recorded directly in equity as changes in ownership (2017 – $nil).

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
United States	$2,130	$2,041	$4,094	$4,020
Canada	1,596	1,091	3,264	2,248
United Kingdom	6,008	3,491	11,397	4,185
Other Europe	536	102	994	219
Australia	1,069	1,099	2,129	2,018
Brazil	944	808	2,127	1,086
Colombia	346	235	614	479
Other	647	577	1,288	1,190
	$13,276	$9,444	$25,907	$15,445
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
United States	$87,212	$84,860
Canada	21,777	21,897
United Kingdom	22,225	20,005
Other Europe	8,130	3,979
Australia	14,120	14,501
Brazil	20,491	23,931
Colombia	9,024	7,362
Other	16,189	16,185
	$199,168	$192,720

Q2 2018 INTERIM REPORT 78

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2018. No material changes were made to the provisional allocations:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$124	$200	$21	$216	$561
Accounts receivable and other	294	236	249	468	1,247
Inventory	1	—	3	63	67
Equity accounted investments	43	—	16	16	75
Investment properties	3,010	—	—	—	3,010
Property, plant and equipment	1,374	2,883	487	189	4,933
Intangible assets	28	258	17	366	669
Goodwill	68	142	770	233	1,213
Deferred income tax assets	212	—	7	610	829
Total assets	5,154	3,719	1,570	2,161	12,604
Less:
Accounts payable and other	(304)	(325)	(239)	(573)	(1,441)
Non-recourse borrowings	(796)	(1,979)	(185)	(267)	(3,227)
Deferred income tax liabilities	(24)	(209)	(84)	(70)	(387)
Non-controlling interests[1]	(52)	(21)	(540)	(24)	(637)
	(1,176)	(2,534)	(1,048)	(934)	(5,692)
Net assets acquired	$3,978	$1,185	$522	$1,227	$6,912

Consideration[2]	$3,761	$1,185	$522	$835	$6,303

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors
Significant acquisitions completed in the six months ended June 30, 2018, are as follows:
On February 1, 2018, a subsidiary of the company acquired a portfolio of 15 student housing properties in the U.K., adding to our existing portfolio, for total consideration of $752 million. The consideration includes $194 million cash consideration with the remainder funded through debt financing. As of June 30, 2018, the valuations of the investment properties acquired are complete. There have been no changes to the previous provisional purchase price allocation. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $26 million and $18 million, respectively.
On February 1, 2018, a subsidiary of the company acquired a portfolio of 105 extended-stay hotel properties across the U.S. for total consideration of $764 million, including $169 million cash consideration with the remainder funded through debt financing. As of June 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $79 million and $8 million, respectively.
On March 9, 2018, the company obtained control over an entity, previously held as an equity-accounted investment, after converting loan interests in the entity and becoming the 100% common equity holder. This acquisition was accounted for as a business combination through a step acquisition in accordance with IFRS 3 Business Combinations. The company recognized a bargain purchase gain of $393 million as a result of the recognition of deferred tax assets which were not previously utilized. As of June 30, 2018, the valuation of the investments and the related tax benefit were still under evaluation by the company. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $6 million and $4 million, respectively.
On May 15, 2018, a subsidiary of the company acquired, together with institutional investors, a 70% interest in Schoeller Allibert Group B.V (“Schoeller”) for total consideration of $231 million. Goodwill of $180 million represents the expected growth from the integration of operations. Goodwill recognized is deductible for income tax purposes. As at June 30, 2018 the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $304 million and $19 million, respectively.

79 BROOKFIELD ASSET MANAGEMENT

On June 1, 2018, a subsidiary of the company, along with institutional investors, acquired a 55% interest in Gas Natural, S.A. ESP (“Gas Natural”), for total consideration of $522 million. The acquisition was funded through cash consideration of $309 million with the remainder funded through asset level debt raised concurrently on closing. Gas Natural owns several other investments, all at different ownership levels. The future growth arising from the business’ position as a key distributor of natural gas in Colombia gave rise to goodwill of $694 million, the remainder of the goodwill is due to the difference between the book value and tax bases of the assets acquired. None of the goodwill recognized is deductible for income tax purposes. As at June 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $486 million and $31 million, respectively.
On June 12, 2018, a subsidiary of the company, along with institutional investors, acquired a 95% interest in Saeta Yield, S.A. (“Saeta”) for total cash consideration of $1.1 billion, funded through an equity issuance at the subsidiary, amounts drawn on a non-recourse credit facility and available cash on hand. On acquisition, the excess of the purchase price over the estimated fair value of the identifiable net assets was recorded as goodwill. None of the goodwill recognized is deductible for income tax purposes. As of June 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $212 million and $23 million, respectively.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables list the company’s financial instruments by their respective classification as at June 30, 2018 and December 31, 2017:

	2018		2017
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$5,913	$5,913	$5,139	$5,139
Other financial assets
Government bonds	55	55	49	49
Corporate bonds	840	840	643	643
Fixed income securities and other	726	726	662	662
Common shares and warrants	2,447	2,447	1,832	1,832
Loans and notes receivable	1,521	1,543	1,614	1,657
	5,589	5,611	4,800	4,843
Accounts receivable and other	10,067	10,067	9,616	9,616
	$21,569	$21,591	$19,555	$19,598
Financial liabilities
Corporate borrowings	$6,424	$6,511	$5,659	$6,087
Property-specific borrowings	70,638	71,547	63,721	65,399
Subsidiary borrowings	8,107	8,174	9,009	9,172
Accounts payable and other	18,330	18,330	17,965	17,965
Subsidiary equity obligations	3,894	3,894	3,661	3,661
	$107,393	$108,456	$100,015	$102,284

Q2 2018 INTERIM REPORT 80

Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2018			2017
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$55	$—	$—	$49	$—
Corporate bonds	—	820	—	127	508	—
Fixed income securities and other	22	289	415	20	233	409
Common shares and warrants	1,882	255	310	1,586	—	246
Loans and notes receivables	—	23	1	—	62	1
Accounts receivable and other	14	1,599	110	15	1,155	213
	$1,918	$3,041	$836	$1,748	$2,007	$869
Financial liabilities
Accounts payable and other	$89	$2,284	$874	$134	$3,003	$704
Subsidiary equity obligations	—	30	1,690	—	—	1,559
	$89	$2,314	$2,564	$134	$3,003	$2,263
During the three and six months ended June 30, 2018 and 2017, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2018	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,599 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(2,284)
Other financial assets ..................	1,442	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(30)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

81 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2018	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$415	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	310	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,690)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	110 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
(874)
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the three and six month periods ended June 30, 2018:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2018 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$865	$2,597	$869	$2,263
Fair value changes in net income	(56)	18	(106)	(4)
Fair value changes in other comprehensive income[1]	1	(17)	—	(18)
Additions, net of disposals	26	(34)	73	323
Balance, end of period	$836	$2,564	$836	$2,564

1.	Includes foreign currency translation

Q2 2018 INTERIM REPORT 82

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Current portion	$3,138	$2,568	$9,343	$8,492	$3,786	$3,585
Non-current portion	2,451	2,232	3,313	3,481	2,774	2,726
	$5,589	$4,800	$12,656	$11,973	$6,560	$6,311
b)    Liabilities

	Accounts Payable and Other		Corporate Borrowings		Property-Specific Borrowings		Subsidiary Borrowings
AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Current portion	$11,785	$11,148	$457	$—	$7,908	$8,800	$1,493	$1,956
Non-current portion	6,545	6,817	5,967	5,659	62,730	54,921	6,614	7,053
	$18,330	$17,965	$6,424	$5,659	$70,638	$63,721	$8,107	$9,009

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at June 30, 2018:

AS AT JUNE 30, 2018 (MILLIONS)	Real Estate	Renewable Power	Private Equity	Total
Assets
Cash and cash equivalents	$11	$38	$—	$49
Accounts receivables and other	17	16	61	94
Investment properties	1,513	—	—	1,513
Property, plant and equipment	—	652	36	688
Other long-term assets	6	85	—	91
Deferred income tax assets	—	8	—	8
Assets classified as held for sale	$1,547	$799	$97	$2,443
Liabilities
Accounts payable and other	$17	$41	$15	$73
Property-specific borrowings	907	12	—	919
Subsidiary borrowings	—	387	—	387
Deferred income tax liabilities	—	123	—	123
Liabilities associated with assets classified as held for sale	$924	$563	$15	$1,502
As at June 30, 2018, assets held for sale within the company’s Real Estate segment include a portfolio of self-storage assets, a terminal building in Toronto, an office tower in Ottawa and interests in eleven other assets within the opportunistic fund investment portfolio. Assets held for sale within our Renewable Power segment relate to a portfolio of wind and solar assets in South Africa.
During the first six months of 2018, the company sold certain assets and subsidiaries, including our Chilean electricity transmission operations for proceeds of $1.3 billion and a core office property in Toronto for proceeds of $660 million.

83 BROOKFIELD ASSET MANAGEMENT

8.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)
Fair value, beginning of period	$56,870
Additions	1,015
Acquisitions through business combinations	3,010
Dispositions[1]	(2,199)
Fair value changes	864
Foreign currency translation	(1,123)
Fair value, end of period	$58,437

1.	Includes amounts reclassified to held for sale
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better- use land within the company’s sustainable resources operations. Acquisitions and additions of $4.0 billion relate mainly to business combinations completed during the first six months of the year, including additions to our existing U.K. student housing portfolio, office buildings in New York and Chicago, an office park in Mumbai and a mixed-use entertainment complex in Germany. Additions also include capital invested to enhance or expand numerous properties throughout our portfolio.
Dispositions of $2.2 billion in the first six months of 2018 relate primarily to the sale of an office property in Toronto and to a portfolio of storage properties that was classified as held for sale during the period.

9.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$33,590	$10,903	$5,779	$2,733	$53,005
Additions	202	284	186	148	820
Acquisitions through business combinations	2,883	487	1,374	189	4,933
Dispositions[1]	(530)	(10)	(6)	(53)	(599)
Depreciation	(555)	(214)	(145)	(142)	(1,056)
Foreign currency translation	(781)	(395)	(106)	(123)	(1,405)
Balance, end of period	$34,809	$11,055	$7,082	$2,752	$55,698

1.	Includes amounts reclassified to held for sale

10.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the company. BFI issued $500 million of 4.25% notes due in 2026 on May 25, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, and $650 million of 3.90% notes due in 2028 on January 17, 2018.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the corporation’s subsidiaries. The corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2018, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

Q2 2018 INTERIM REPORT 84

The following tables contain summarized financial information of the corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$181	$9	$13	$29	$14,200	$(1,156)	$13,276
Net income attributable to shareholders	680	(13)	(1)	30	484	(500)	680
Total assets	57,641	3,578	757	3,849	214,991	(81,648)	199,168
Total liabilities	29,068	2,099	756	2,448	119,048	(33,421)	119,998

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$33	$6	$13	$4	$10,373	$(985)	$9,444
Net income attributable to shareholders	225	—	—	2	443	(445)	225
Total assets	53,688	1,060	757	3,761	206,907	(73,453)	192,720
Total liabilities	25,444	1,042	756	2,309	113,336	(30,039)	112,848

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$395	$22	$26	$58	$27,665	$(2,259)	$25,907
Net income attributable to shareholders	1,537	(21)	(1)	39	964	(981)	1,537

FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$64	$11	$16	$5	$17,439	$(2,090)	$15,445
Net income attributable to shareholders	188	—	—	15	1,032	(1,047)	188

1.	This column accounts for investments in all subsidiaries of the corporation under the equity method

2.	This column accounts for investments in all subsidiaries of the corporation other than BFI, BFL and BIC on a combined basis

3.	This column includes the necessary amounts to present the company on a consolidated basis

11.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Common shares	$4,452	$4,428
Contributed surplus	257	263
Retained earnings	12,774	11,864
Ownership changes	1,567	1,459
Accumulated other comprehensive income	5,331	6,038
Common equity	$24,381	$24,052

85 BROOKFIELD ASSET MANAGEMENT

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the second quarter of 2018 of $0.15 per share (2017  – $0.14 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT JUN. 30, 2018 AND DEC. 31, 2017	2018	2017
Class A shares[1]	957,397,177	958,688,000
Class B shares	85,120	85,120
Shares outstanding[1]	957,482,297	958,773,120
Unexercised options and other share-based plans[2]	46,238,799	47,474,284
Total diluted shares	1,003,721,096	1,006,247,404

1.	Net of 34,000,896 (2017 – 30,569,215) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and escrowed stock plan
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30	2018	2017	2018	2017
Outstanding, beginning of period[1]	956,988,539	958,560,408	958,773,120	958,168,417
Issued (repurchased)
Repurchases	(11,496)	(132,948)	(5,243,120)	(2,041,676)
Long-term share ownership plans[2]	449,598	227,738	3,845,693	2,470,528
Dividend reinvestment plan and others	55,656	64,390	106,604	122,319
Outstanding, end of period[3]	957,482,297	958,719,588	957,482,297	958,719,588

1.
Net of 34,000,896 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2018 (March 31, 2017 – 29,188,231) and 30,569,215 as at December 31, 2017 (December 31, 2016 – 27,846,452)

2.	Includes management share option plan and restricted stock plan

3.	Net of 34,000,896 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2018 (June 30, 2017 – 29,188,231)

Q2 2018 INTERIM REPORT 86

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Net income attributable to shareholders	$680	$225	$1,537	$188
Preferred share dividends	(38)	(35)	(76)	(71)
Dilutive effect of conversion of subsidiary preferred shares	(34)	—	(67)	—
Net income available to shareholders	$608	$190	$1,394	$117

Weighted average – common shares	957.1	958.6	957.6	958.5
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	18.1	20.0	18.6	19.3
Common shares and common share equivalents	975.2	978.6	976.2	977.8
Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended June 30, 2018, the company did not grant any stock options. During the six months ended June 30, 2018, the company granted 4.5 million stock options at a weighted average exercise price of $40.39 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2018, the company did not grant any escrowed shares. During the six months ended June 30, 2018, the company granted 5.8 million escrowed shares at a weighted average exercise price of $40.39 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

12.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$18	$765	$851	$1,112	$8,637	$682	$2	$12,067
Other revenue	—	1,029	47	32	41	4	56	1,209
	$18	$1,794	$898	$1,144	$8,678	$686	$58	$13,276

87 BROOKFIELD ASSET MANAGEMENT

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$81	$1,448	$1,777	$2,189	$16,712	$1,138	$2	$23,347
Other revenue	—	2,222	60	68	81	7	122	2,560
	$81	$3,670	$1,837	$2,257	$16,793	$1,145	$124	$25,907
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$326	$11	$63	$7,190	$682	$2	$8,274
Services transferred over a period of time	18	439	840	1,049	1,447	—	—	3,793
	$18	$765	$851	$1,112	$8,637	$682	$2	$12,067

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$580	$41	$125	$13,695	$1,138	$2	$15,581
Services transferred over a period of time	81	868	1,736	2,064	3,017	—	—	7,766
	$81	$1,448	$1,777	$2,189	$16,712	$1,138	$2	$23,347
Remaining Performance Obligations
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog equates to approximately two years of activity.
In our asset management, infrastructure and renewable power businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.

13.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2018	2017	2018	2017
Investment properties	$394	$412	$864	$389
Transaction related gains, net of deal costs	443	26	977	125
Financial contracts	176	(124)	(17)	(314)
Impairment and provisions	(14)	(36)	(51)	(80)
Other fair value changes	(166)	(65)	(368)	(111)
	$833	$213	$1,405	$9

14.	SUBSEQUENT EVENTS
On July 26, 2018, GGP’s common shareholders approved the proposed acquisition of GGP by BPY. The transaction is expected to close by the end of August. A fixed amount of $9.25 billion of cash and approximately 254 million units of BPY or an equivalent equity instrument will be issued on the close of the transaction, resulting in an aggregate cash to equity consideration ratio of approximately 61% to 39%. Brookfield's ownership of BPY is expected to be diluted from 69% (64% on a fully diluted basis) to approximately 52% on a fully-diluted basis after the transaction closes.

Q2 2018 INTERIM REPORT 88

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2017 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the corporation who are resident in Canada and the United States to increase their investment in the corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

89 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Chief Financial Officer,
Brookfield Asset Management Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Youssef A. Nasr
Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian D. Lawson, Chief Financial Officer
Justin B. Beber, Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

Q2 2018 INTERIM REPORT 90

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9322.2000

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo